United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: November 7, 2022		Head of Investor Relations

VALE S.A.
Publicly Held Company
National Corporate Taxpayer Number
(*Cadastro Nacional de Pessoas Jurídicas* – CNPJ) 33.592.510/0001-54
Praia de Botafogo no. 186
Rio de Janeiro, Rio de Janeiro – CEP: 22250-145
www.vale.com

MANAGEMENT'S PROPOSAL
EXTRAORDINARY SHAREHOLDERS' MEETING OF DECEMBER 21, 2022

To Whom it May Concern,

The Management of Vale S.A. ("Vale" or "Company") submits, for the analysis of its shareholders its reform proposal and the consolidation of the Company's Bylaws to be voted on in the Extraordinary Shareholders' Meeting to be held on **December 21, 2022, at 11 a.m**, exclusively digitally via Zoom ("Meeting").

The main drivers and rationale for the proposed amendments to the Bylaws are summarized below:

1) Wording adjustments and review incorporation, with emphasis on:
- Strengthening the concept of a Brazilian company for the purpose of complying with mining regulations.
- Update of the article related to the Company's capital stock, in view of the cancellation of shares.
- Adjustment in the nomenclature from "Executive Board" to "Executive Committee"
- Adjustment in the nomenclature from "Executive Director" to "Executive Vice-President" and from "President Director" to "President".

2) Amendments to the Board of Directors and Executive Board meetings, to allow for the inclusion of electronic and/or mixed resolution provisions. With the proposed change, the Director who is unable to attend the meeting may send his vote in writing. There is also provision to withdraw the prerogative of the Chief Executive Officer to decide individually on matters of collegiate competence, in order to reflect the practice.

3) Changes in the powers of the Board of Directors and the Executive Board to focus the Board of Directors' activities on the Company's strategic direction and delegate to the Executive Committee attributions related to executive management acts. With the proposal, the Board of Directors will be able to grant greater delegation to the Executive Committee, subject to certain criteria to be established by the Board itself. In line with the new delegation assumptions, residual competencies are transferred from the Board of Directors to the Executive Board.

4) New structure for the Advisory Committees of the Board of Directors, with a reduction from 7 to 5 permanent committees, namely: Capital and Project Allocation Committee, Audit and Risk Committee, Nomination and Governance Committee, People Committee and

Compensation and Sustainability Committee. Provision that all members of the Committees must be members of the Board of Directors. Additionally, with the proposal, the Audit and Risks Committee will be composed exclusively of independent Directors.

To deliberate on this proposal, the following are available:
Exhibit I – Table with the proposed Amendments to the By-Laws
Exhibit II – By-Laws

The above documents are available to its shareholders at the Company's headquarters, on its investors page (www.vale.com/investidores) and on the websites of the Brazilian Securities and Exchange Commission ("CVM") (www.cvm.gov.br), of B3 S.A. – Brasil, Bolsa, Balcão ("B3") (www.b3.com.br) and of the Securities and Exchange Commission ("SEC") (www.sec.gov). Information on the Agenda, the exercise of voting rights and the participation of shareholders in the EGM are described in the Manual for Participation in the Meeting, available at this link.

Any questions or clarifications on the matters listed in the Meeting's Agenda can be resolved or obtained, as the case may be, through contact with the Investor Relations Office, by email at assembleias@vale.com.

Rio de Janeiro, November 07, 2022.

Management

ANNEX I

Comparative Table - Proposed Bylaws Changes

(Article 12, item II, of CVM Resolution No. 81/22)

BY-LAWS	Proposed Amendments	Justification
CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION **Article 1 –** Vale S.A., referred to in abbreviated form as "Vale" or "Company", is a joint-stock company governed by the present By-Laws and by applicable legislation. **Sole Paragraph** – With Vale's entrance to the special listing segment called the "Novo Mercado" of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), Vale, its shareholders, including controlling shareholders, administrators, executive officers and members of the Fiscal Council are subjected to the Listing Rules of the B3 Novo Mercado ("Novo Mercado Listing Rules").	**CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION** **Article 1 –** Vale S.A., referred to in abbreviated form as "Vale" or "Company", is a Brazilian joint-stock company governed by the present By-Laws and by applicable legislation. **Sole Paragraph** – With Vale's entrance to the special listing segment called the "Novo Mercado" of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), Vale, its shareholders, including controlling shareholders, administrators, executive officers and members of the Fiscal Council are subjected to the Listing Rules of the B3 Novo Mercado ("Novo Mercado Listing Rules").	Inclusion of wording to reinforce that the Company meets the requirements of a Brazilian company, pursuant to legislation in force. *Legal and economic effects:* None.
Article 2 - The purpose of the Company is: I. the exploitation of mineral deposits in Brazil and abroad by means of research, exploitation, extraction, processing, industrialization, transportation, shipment and commerce of mineral assets; II. the building and operation of railways and the exploitation of own or third party rail traffic; III. the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor; IV. the provision of logistics services integrated with cargo transport, comprising generation,	**Article 2** - The purpose of the Company is: I. the exploitation of mineral deposits in Brazil and abroad by means of research, including through aerial surveying, exploitation, extraction, processing, industrialization, transportation, shipment and commerce of mineral assets; II. the building and operation of railways and the exploitation of own or third party rail traffic; III. the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor; IV. the provision of logistics services integrated with cargo	Amendment in the clause about the purpose of the Company, in order to include the research activity trough aerial surveying, which is a middle-activity to the main purpose of the Company, and aiming to obtain authorization from the competent authority to carry out aerial surveying, which can be definied as the use of unmanned aircraft to obtain information by means of a sensor installed in drones, including aerial prospecting and aerial photography, as provided in art. 6 of Decree No. 2,278/1997. *Legal and economic effects:* Authorization obtained from the Ministry of Defense to perform aerial surveying

storage, transshipment, distribution and delivery within the context of a multimodal transport system; V. the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts; VI. the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever; VII. constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related, accessory or instrumental to its business purpose.	transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system; V. the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts; VI. the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever; VII. constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related, accessory or instrumental to its business purpose.	activities. There is no economic effect, considering that it is an activity to the main purpose of the Company.
Article 3 - The head office and legal venue of the Company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the Company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.	**Article 3 -** The head office and legal venue of the Company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, in the Federative Republic of Brazil, the Company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.	Inclusion of wording to reinforce that the Company meets the requirements of a Brazilian company, pursuant to legislation in force. *Legal and economic effects:* None.
Article 4 - The term of duration of the Company shall be unlimited..		
CHAPTER II - CAPITAL AND SHARES **Article 5** - Vale's capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais), fully subscribed and paid-up, divided into 4,999,040,063 (four billion, nine hundred and	**Art. 5º - Article 5** - Vale's capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais), fully subscribed and paid-up, divided into 4,778,889,263 (four billion, seven hundred and seventy-eight million, eight hundred and eighty-nine thousand,	Adjustment to the wording to reflect the cancellation of 220,150,800 common shares, approved by the Company's Board of Directors on 07/28/2022. The cancelled shares were acquired through the repurchase programs on 04/01/2021, 10/28/2021 and

ninety-nine million, forty thousand and sixty-three) book-entry shares, of which R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents) are divided into 4,999,040,051 (four billion, nine hundred and ninety-nine million, forty thousand and fifty-one) common shares and R$176.88 (one hundred and seventy-six Reais and eighty-eight cents) are divided into 12 (twelve) special-class preferred shares, all without nominal value.	two hundred and sixty-three) 4,999,040,063 (four billion, nine hundred and ninety-nine million, forty thousand and sixty-three) book-entry shares, of which R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents) are divided into 4,778,889,251 (four billion, seven hundred and seventy-eight million, eight hundred and eighty-nine thousand, two hundred and fifty-one) 4,999,040,051 (four billion, nine hundred and ninety-nine million, forty thousand and fifty-one) common shares and R$176.88 (one hundred and seventy-six Reais and eighty-eight cents) are divided into 12 (twelve) special-class preferred shares, all without nominal value.	04/27/2022 and held in treasury until the cancellation date. *Legal and economic effects*: The acquisition of Company-issued shares with subsequent cancellation increases the shareholder's share in the Company's capital stock, and can afford a higher return from a remuneration point of view (dividends and interest on net equity). Under the current legislation, the cancelled shares possessed no political or economic rights from the time of their acquisition by Vale until their cancellation.
§ 1 - The shares are common shares and "special"-class preferred shares. Vale cannot issue other preferred shares.		
§ 2 - The special-class preferred shares shall belong exclusively to the Federal Government and shall have the rights which are expressed and specifically attributed to these shares in these By-Laws.		
§ 3 - Each common share and each special-class preferred share shall confer the right to one vote in decisions made at General Meetings, observing the provisions of § 4 below.		
§ 4 - The special-class preferred shares will have the same political rights as the common shares, except with respect to voting for the election of members of the Board of Directors, which shall only be ensured to the special-class preferred shares in the events set forth in **§ 4** and **§ 5** of Article **141** of Law No. 6,404/76. The special-class preferred shares are also ensured the right to elect and dismiss one member of the Fiscal		

Council, and its respective alternate.		
§ 5 - The shareholder holding special-class preferred shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria: a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders' equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher; b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter "a" above is ensured; and c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.		
§ 6 – Special-class preferred shares shall acquire full and unrestricted voting rights should the Company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of § 5 of **Article 5**.		
Article 6 - The Company is authorized to increase its paid-up capital up to the limit of 7,000,000,000 (seven billion) common shares. Within the limit authorized in this Article, the Company, as a result of decision by the Board of Directors, may increase its paid-up capital independently of amendment to its By-Laws, through the issue of common shares.		

§ 1 - The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.		
§ 2 - At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into common shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law No. 6.404/76, may be rescinded or have its exercise period reduced.		
§ 3 - Provided that the plans approved by the General Meeting are complied with, the Company shall be entitled to delegate the option of common share purchase to its administrators and employees, with common shares held in Treasury or by means of the issuance of new shares, excluding the shareholders' preemptive right.		
Article 7 - The special class share shall possess a veto right regarding of the following subjects: **I -** change of name of the company; **II -** change of location of the head office; **III -** change of the corporate purpose with reference to mineral exploitation; **IV -** the winding-up of the Company; **V -** the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the Company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals;		

VI - any alteration of the rights assigned to the types and classes of the shares issued by the Company in accordance with the prescriptions set forth in the present By-Laws; **VII -** any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.		
CHAPTER III - GENERAL MEETING **Article 8 -** The Shareholders' General Meeting shall be held, on an ordinary basis, within the first four months following the end of the fiscal year and, on an extraordinary basis, whenever called by the Board of Directors.		
§ 1 - An Extraordinary Shareholders' General Meeting shall be competent to discuss the subjects specified in Article 7.		
§ 2 - The holder of the special-class share shall be formally requested by the Company to attend for the purpose of discussing the subjects specified in **Article 7** by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.		
§ 3 - Should the holder of the special-class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in **Article 7** shall be deemed as having been approved by the holder of the said special class.		
Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the Company, and the Secretary shall be appointed by the Chairman of the Meeting.		
§ 1 - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the		

Board of Directors, the General Meeting of Shareholders shall be chaired by another director or by a person specially appointed by the Chairman of the Board of Directors.		
§ 2 – The minutes of the General Meetings shall be recorded as a summary of the resolutions taken and shall be published, omitting the signatures of the shareholders present, pursuant to legislation in force. In addition, the minutes shall be signed by the number of shareholders required to constitute the majority needed to approve the matters reviewed.		
CHAPTER IV - ADMINISTRATION **Article 10 -** The Board of Directors and the Executive Board shall be responsible for the administration of the Company.	**Article 10 -** The Board of Directors and the Executive ~~Board~~ Committee (new name for the Executive Board) shall be responsible for the administration of the Company.	Change to the new name of the Executive Board, which will now be called "Executive Committee", a statutory body for ordinary management and representation of the Company, whose members shall exercise the duties and have the powers of the Executive Board, by operation of law. *Legal and economic effects:* None – merely a change in nomenclature, to reflect the term already used internally in the Company.
§ 1 - The investiture of the members of the Board of Directors and Executive Board shall be conditional on signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article 53, in the Minute Book of the Board of Directors or Executive Board, as applicable, as well as in compliance with the applicable legal requirements.	**§ 1 -** The investiture of the members of the Board of Directors and Executive ~~Board~~ Committee shall be conditional on signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article 53, in the Minute Book of the Board of Directors or Executive Committee~~Board~~, as applicable, as well as in compliance with the applicable legal requirements.	"Executive Board" changed to "Executive Committee", according to the justification presented for the alteration in the main section of Art. 10, above. *Legal and economic effects:* None – merely a change in nomenclature.
§ 2 - The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.	**§ 2 -** The term of office of the members of the Board of Directors and the Executive ~~Board~~ Committee shall be extended until their respective successors have taken office.	"Executive Board" changed to "Executive Committee", according to the justification presented for the alteration in the main section of Art. 10. *Legal and economic effects:* None – merely a change in nomenclature.

§ 3 - The positions of Chairman of the Board of Directors and Chief Executive Officer or the Company's main executive may not be held by the same person.	**§ 3 -** The positions of Chairman of the Board of Directors and ~~Chief Executive Officer~~Company's President or the Company's main executive may not be held by the same person.	Adjustment to reflect the change in the name from "CEO" to "President". This change aims to promote greater alignment with market practices, with the use of the titles President and Executive Vice President(s) for executives who, at Vale, act as Chief Executive Officer and Executive Officer(s), respectively. *Legal and economic effects:* None – merely a change in nomenclature.
§ 4 - The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the remuneration fixed by the General Meeting among its members and the Executive Board.	**§ 4 -** The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the remuneration fixed by the General Meeting among its members and the Executive ~~Board~~Committee.	"Executive Board" changed to "Executive Committee", according to the justification presented for the alteration in the main section of Art. 10, above. *Legal and economic effects:* None – merely a change in nomenclature.
§ 5 - The Board of Directors shall be supported by advisory bodies, denominated Committees, regulated as set forth in **Section II - Committees** hereinafter.	**§ 5 -** The Board of Directors shall be supported by advisory bodies, denominated Committees, regulated as set forth in **Articles 15** ***et seq.* of** **Section II ~~-~~ – Advisory Committees** hereinafter.	Added wording to make cross-referencing more specific and updated the title of section II to "Advisory Committees". *Legal and economic effects:* None.
§ 6 - The members of the Board of Directors and the Executive Board shall exercise their duties based on the highest principles of ethics, aiming to advance the best interests of Vale and its shareholders, as well as respect for the environment and the sustainable development of the communities in which the company operates.	**§ 6 -** The members of the Board of Directors and the Executive ~~Board~~ Committee shall exercise their duties based on the highest principles of ethics, aiming to advance the best interests of Vale and its shareholders, as well as respect for the environment and the sustainable development of the communities in which the company operates.	"Executive Board" changed to "Executive Committee", according to the justification presented for the alteration in the main section of Art. 10, above. *Legal and economic effects:* None – merely a change in nomenclature.
SECTION I - BOARD OF DIRECTORS **Subsection I - Composition**		

Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting, as set forth in this article, and shall be formed of a minimum of 11 (eleven) and a maximum of 13 (thirteen) members and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.		
§ 1 - The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.		
§ 2 - From among the members of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the Company.		
§ 3 - Of the members of the Board of Directors, at least seven (7) shall be independent directors (as defined in § 4 of this article), and the classification of the nominated members to the Board of the Directors as independent directors shall be voted on in the General Meeting that elected them. Members elected pursuant to the provisions of **Article 141**, **§ 4** and **§ 5** of Law No. 6,404/76 shall also be regarded as independent, in the event there is a controlling shareholder.		
§ 4 - For the purposes of this article, the following shall be deemed independent directors: (i) those so defined in the Novo Mercado Listing Rules; and (ii) those who do not hold a direct or indirect share above 5% (five percent) of the Company's capital stock or a formal or stated tie with a shareholder who holds a direct or indirect share above 5% (five percent) of the Company's capital stock. In any event, anyone who has held five (5) terms of office, or spent 10 (ten) years, consecutively or not, as a director of the Company will not be deemed an independent director..		

§ 5 - The Chairman and the Vice-Chairman of the Board of Directors shall be individually elected by the General Meeting, subject to Article 10, § 3.		
§ 6 - If the elected Chairman is not an independent director, the elected independent members shall appoint an independent director with the duties described in §6 of this article; even if the Chairman is an independent director, the Board of Directors may proceed with this appointment. The director appointed pursuant to this paragraph shall act, in alignment with the Investor Relations area, as an alternate contact for the shareholders, as well as in support of the Chairman of the Board of Directors and as an element for connection and mediation between the Chairman and the other directors, in all cases without an individual decision-making role; the internal rules of the Board of Directors may regulate this position, considering the limits established herein. This independent director shall always report interactions had directly with shareholders to the Board of Directors, in order to keep informational unity within the Board of Directors.		
§ 7 - The Board of Directors shall be represented externally by its Chairman, or by a director and for the purposes indicated by the Chairman.		
§ 8 - In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman. Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective replacements in the first General Meeting to be held after the vacancy.		

§ 9 - In cases of (i) impediments or temporary absences; or (ii) vacancy in the position of director; the remaining directors may, at their discretion, with the exception of the provisions in §§ 3 and 12 of this article, appoint the replacement, who shall serve until the first General Meeting. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.	**§ 9** - In cases of (i) impediments ~~or temporary absences~~; or (ii) vacancy in the position of director; the remaining directors may, at their discretion, with the exception of the provisions in §§ 3 and 12 of this article, appoint the replacement, who shall serve until the first General Meeting. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.	Exclusion of the prerogative of the Board of Directors to appoint a person to act in the temporary absence of a member of the Board of Directors. *Legal and economic effects*: Legal effect of removing the Board of Directors' authority to appoint a replacement in the event of temporary absence of a director. There is no economic effect.
§ 10 – Except for the right to use the separate vote described in §§4 and 5 of article 141 of Law No. 6,404/76, in the event there is a controlling shareholder, subject to §§ 11 and 12 of this article, and/or a request to adopt the multiple vote regime, the election shall follow the following process: **I.** Based on a reasoned proposal of the Nomination Committee, the Board of Directors shall approve, at least five (5) days prior to notice of a General Meeting that will elect the new board, according to the disclosed calendar of corporate events, a list of candidates to the board with a number corresponding to at least the proposal for composition in that term of office, respecting the limits of the By-Laws, and always considering the candidate's availability for the position in terms of time, including considering the duties of simultaneous exercise of similar duties with other entities, especially publicly-traded companies; **II.** The list mentioned in item I above shall be disclosed at least 5 (five) days prior to the date of	**§ 10 –** Except for the right to use the separate vote described in §§4 and 5 of article 141 of Law No. 6,404/76, in the event there is a controlling shareholder, subject to §§ 11 and 12 of this article, and/or a request to adopt the multiple vote regime, the election shall follow the following process: **I.** Based on a reasoned proposal of the ~~Nomination~~ Appointments and Governance Committee, the Board of Directors shall approve, at least five (5) days prior to notice of a General Meeting that will elect the new board, according to the disclosed calendar of corporate events, a list of candidates to the board with a number corresponding to at least the proposal for composition in that term of office, respecting the limits of the By-Laws, and always considering the candidate's availability for the position in terms of time, including considering the duties of simultaneous exercise of similar duties with other entities, especially publicly-traded companies; **II.** The list mentioned in item I above shall be disclosed at least 5 (five) days prior to the date of disclosure of management's proposal and the Absentee Ballot; **III.** The candidates named on the list referred to in item II above, as well as any candidates whose	Change from the name of the former "Nomination" Committee to "Appointment and Governance", according to the proposed change in the main section of Art. 15 below. A simple wording adjustment also made in item IV. *Legal and economic effects:* None.

disclosure of management's proposal and the Absentee Ballot; **III.** The candidates named on the list referred to in item II above, as well as any candidates whose inclusion in the Absentee Ballot is requested on a timely basis in accordance with the rules established by the CVM, shall have their names submitted to the General Meeting; **IV.** Each candidate on the list submitted to the General Meeting by the Board of Directors, as well as any separate candidate submitted by the date of the meeting, shall be subject to individual voting; **V.** If a separate vote is requested, if applicable, the election referred to in this § 10 shall be for the other directors, except for the provision in § 2 of this article.	inclusion in the Absentee Ballot is requested on a timely basis in accordance with the rules established by the CVM, shall have their names submitted to the General Meeting; **IV.** Each candidate on the list submitted to the General Meeting by the Board of Directors, as well as any separate candidate submitted by the date of the Mmeeting, shall be subject to individual voting; **V.** If a separate vote is requested, if applicable, the election referred to in this § 10 shall be for the other directors, except for the provision in § 2 of this article.	
§ 11 - If the Board of Directors is elected under the multiple vote regime, as established in **Article 141** of Law No. 6,404/76, the Chairman of the General Meeting shall inform those shareholders present that the common shares which elected a member of the Board of Directors, by means of a separate vote in accordance with **§ 4** and **§ 5** of **Article 141** of Law No. 6,404/76, when applicable, will not participate in the multiple vote regime and will not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.		
§ 12 - With the exception of members elected by means of separate vote, respectively, by the employees of the Company (and his/her respective alternate) and by the holders of common and/or		

preferred shares, under **§ 4** and **§ 5** of **Article 141** of Law No. 6,404/76, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, elected through the multiple vote system by the General Meeting, shall result in the removal of the other members of the Board of Directors also elected through the multiple vote system, and consequently a new election shall be held; in other cases of vacancy the provisions in § 9 shall apply, in which case the remaining directors may appoint the replacement until the first General Meeting, which shall elect the whole Board.		
Subsection II – Workings **Article 12 -** The Board of Directors shall meet on an ordinary basis at least 8 (eight) times a year and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by 1/3 (one third) of directors acting together. **Sole Paragraph -** The meetings of the Board of Directors shall be held at the Company's headquarters or at offices of the Company, but, under exceptional circumstances, may be held at a different location, being permitted to participate by teleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote.	**Subsection II – Workings** **Article 12 -** The Board of Directors shall meet on an ordinary basis at least 8 (eight) times a year and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by 1/3 (one third) of directors acting together. **§1~~Sole Paragraph~~ -** The meetings of the Board of Directors shall be held at the Company's headquarters or at offices of the Company, but, under exceptional circumstances, may be held at a different location, ~~being permitted to participate~~or by teleconference, videoconference, electronic deliberation, or other means of communication that could ensure effective participation of its members, information security and authenticity of vote. Meetings shall also be permitted where Board Members participate by a combination of one or more of the means mentioned above.	Renumbering of paragraph, adjustment of wording and inclusion of electronic deliberation as one of the alternative formats for holding a meeting of the Board of Directors; and highlight through the express provision added for guaranteed security of information for the meetings of the Board of Directors, and also making clear the possibility of mixed meetings, in which directors may participate by more than one means provided for in the Bylaws. *Legal and economic effects:* Legal effect of broadening the means of participation of the members of the Board of Directors, aiming more flexibility and alignment of the directors' agenda. There is no economic effect.
	§2 - Any member of the Board of Directors that cannot participate in the meeting by the	This inclusion allows a Board Member who is unable to participate by the means

	<u>means established in §1 above will be considered present at the Board of Directors' meeting if he or she votes on the matters listed on the agenda by means of written statement submitted to the Chairman of the Board in advance or by the end of the meeting.</u>	provided for in the Bylaws to express his or her vote in writing on the matters on the meeting agenda. *Legal and economic effects*: The legal effect is to allow the board members who cannot attend the meeting to vote, as mentioned above, making possible the attending of the directors, and aiming to ensure a higher quorum and representativity on the Board. There is no economic effect.
Article 13 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members. **Sole Paragraph -** The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.	**Article 13 -** Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members. **Sole Paragraph -** The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.	Amendment for renumbering for mere typo correction (in Portuguese version only). *Legal and economic effects*: None.
Subsection III – Responsibilities **Article 14 -** The Board of Directors shall be responsible for:		
I - electing, evaluating and removing, at any time, the Executive Officers of the Company, and assigning functions to them;	**I -** electing, evaluating and removing, at any time, the ~~Executive~~ <u>Company President and Executive Vice Presidents</u>~~Officers of the Company~~, and assigning functions to them;	Titles changed to "President" and "Executive Vice-Presidents", according to the justification presented for the alteration of Article 10, §3 above. *Legal and economic effects*: None – merely a change in nomenclature.
II - distributing the remuneration established by the General Meeting among its members and those of the Executive Board;	**II -** distributing the remuneration established by the General Meeting among its members and those of the Executive ~~Board~~<u>Committee</u>;	"Executive Board" changed to "Executive Committee", according to the justification presented for the alteration in the main section of Art. 10.

		Legal and economic effects: None – merely a change in nomenclature.
III - assigning the functions of Investor Relations to an Executive Officer;	**III -** assigning the functions of Investor Relations to an Executive Vice PresidentOfficer;	Titles changed from "Executive Officer" to "Executive Vice President", according to the justification presented for the alteration of Article 10, §3 above. *Legal and economic effects:* None – merely a change in nomenclature.
IV - approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board;	**IV -** approving the policies guidelines relating to selection, evaluation, development and remuneration of members of the Executive BoardCommittee;	Substitution of the term "policy" for "guidelines", in line with the justification presented for the alteration of clause V below; as well as the change from "Executive Board" to "Executive Committee", according to the justification presented for the alteration of the main section of Art. 10. *Legal and economic effects:* None, this is a mere term substitution and change of nomenclature for the management body.
V - approving the Company's human resources general policies as submitted to it by the Executive Board;	**V -** defining the bundle of Corporate Policies of the Company and approving the preparation, revision or revocation of those Company's human resources general policies as submitted to it by the Executive Board;	To express in the Bylaws a practice already adopted by the Company, in line with the Policy for the Preparation and Publication of Policies established by the Board of Directors, which is responsible for approving the Company's set of corporate policies and deliberating on the preparation, revision or revocation of such policies. The corporate policies seek to establish guidelines and general principles for matters related to the Board of Directors, such as, for example, the selection, evaluation, development and assessment of the members of the Executive Committee, Risk Management and Institutional Relations. Thus, in the specific items throughout the Bylaws, the term "policy(ies)" is to be

		replaced by "guidelines" and "general principles". *Legal and economic effects:* None.
VI - establishing the general guidance of the business of the Company, its wholly owned subsidiary companies and controlled companies, considering safety of people, social progress and respect for the environment;		
VII. approving the purpose, strategic guidelines and the strategic plan of the Company submitted by the Executive Board, in the case of the strategic guidelines and strategic plan, on an annual basis, considering the safety of people, social progress and respect for the environment, as well as acting as guardian for execution of the approved strategy and its tie to the Company's purpose;	**VII.** approving the purpose, strategic guidelines and the strategic plan of the Company submitted by the Executive ~~Board~~Committee, in the case of the strategic guidelines and strategic plan, on an annual basis, ~~considering the safety of people, social progress and respect for the environment,~~ as well as acting as guardian for execution of the approved strategy and its tie to the Company's purpose;	"Executive Board" changed to "Executive Committee", according to the justification presented for the alteration in the main section of Art. 10; and simplified wording. *Legal and economic effects:* None – merely a change in nomenclature.
VIII - approving the Company's annual and multi-annual budgets, submitted to it by the Executive Board;	**VIII** - approving the Company's annual and multi-annual budgets, submitted to it by the Executive ~~Board~~Committee;	"Executive Board" changed to "Executive Committee", according to the justification presented for the alteration in the main section of Art. 10. *Legal and economic effects:* None – merely a change in nomenclature.
IX - monitoring and evaluating the economic and financial performance of the Company, considering Vale's performance in its sustainability initiatives, and may request the Executive Board to provide reports with specific performance indicators;	**IX** - monitoring and evaluating the economic and financial performance of the Company, considering Vale's performance in its sustainability initiatives~~, and may request the Executive Board to provide reports with specific performance indicators~~;	Simplification of wording, considering that the Board of Directors as a body can ask documents to the Executive Committee relating to matters of its competence. *Legal and economic effects:* None.
X - approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors;	**X** - approving investments and/or divestiture opportunities, executing agreements, contracts and waiving rights, submitted by the Executive ~~Board~~ Committee which exceed the limits established for the Executive ~~Board~~ Committee as defined by the Board of Directors, with the exception of the provision in item XII, below;	Reallocation and consolidation, in this item, of matters previously provided for in the actual item XXVIII of this Article, as well as changing the name "Executive Board" to "Executive Committee", according to the justification presented for the alteration of the main section of Art. 10, and inclusion of a proviso.

		Legal and economic effects: None.
XI - issuing opinions on operations relating to merger, split-off, incorporation in which the Company is a party, as well as share purchases submitted by the Executive Board;	**XI** - issuing opinions on operations relating to merger, split-off, incorporation in which the Company is a party~~, as well as share purchases submitted by the Executive Board~~;	Exclusion of share purchases, in order to simplify the text, since these will be dealt with in item XII below. *Legal and economic effects:* None.
XII - with the provisions set forth in **Article 2** of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates;	**XII** - with the provisions set forth in **Article 2** of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in, acquisition of, sale of or removal from the capital of other companies, ~~consortia, foundations and other~~or organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, in all cases that surpass the limits of authority of the Executive Committee established by the Board of Directors~~including but not limited to, merger, split-off and incorporation in companies in which it participates~~;	Wording changed to adjust the statutory competencies delegated by the Board of Directors to the Executive Committee, according to the powers established by the Board of Directors. The objective of this change is to afford greater autonomy and agility to the Executive Committee to deliberate on certain matters, pursuant to the parameters determined by the Board of Directors, so that the latter can concentrate on discussing and deliberating on the topics it deems of most strategic importance to Vale, always respecting the competences established by law. *Legal and economic effects:* The legal effect is to allow greater powers of decision to the Executive Committee, aiming more agility to the decision-making process, pursuant to the parameters determined by the Board of Directors. There is no economic effect.
XIII - approving the risks policies of the Company submitted by the Executive Board;	**XIII** - approving the general guidelines for risk management ~~risks policies~~ of the Company, as well as periodically reviewing the Company's exposure to risks and the efficacy of the Company's risk management systems, internal controls and integrity and conformity system~~submitted by the Executive Board~~;	Substitution of the term "policy" for "guidelines", in line with the justification presented for the change in item IV above, and inclusion of wording about the competence to periodic evaluation of the risks, in alignment with the best practices of corporate governance.

		Legal and economic effects: None – merely a change in terminology.
XIV - approving the issuance and the cancellation of simple debentures, not convertible into share and without collateral submitted by the Executive Board, as well as the issuance and the cancellation of debentures convertible into shares, within the limit of the authorized capital;	**XIV** - approving the issuance and the cancellation of simple debentures, not convertible into share and without collateral ~~submitted~~ proposed by the Executive ~~Board~~Committee, as well as the issuance and the cancellation of debentures convertible into shares, within the limit of the authorized capital;	Wording adjusted and "Executive Board" changed to "Executive Committee", according to the justification presented for the alteration in the main section of Art. 10. *Legal and economic effects:* None – merely a change in nomenclature.
XV - calling Shareholders' General Meetings and approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;	**XV** - calling ~~Shareholders'~~ General Meetings and approving the accounts of the Executive ~~Board~~Committee, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;	Wording changed to standardize the nomenclature of the term General Meeting and "Executive Board" changed to "Executive Committee", according to the justification presented for the alteration in the main section of Art. 10. *Legal and economic effects:* None.
XVI - approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary General Meeting;	**XVI** - approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive ~~Board~~Committee, to the later direction to the appreciation of the Ordinary General Meeting;	Wording changed to standardize the nomenclature of the term General Meeting and "Executive Board" changed to "Executive Committee", according to the justification presented for the alteration in the main section of Art. 10. *Legal and economic effects:* None.
XVII - selecting, removing and setting the scope of work for external auditors of the Company, in each case based on the Audit Committee's recommendation, and observing applicable legislation;	**XVII** - selecting, assessing, removing and setting the scope of work for external auditors of the Company, in each case based on the Audit and Risks Committee's recommendation, and observing applicable legislation;	Wording adjusted to provide for the practice already adopted by the Company of evaluating the external auditors, and name of the Audit Committee changed in accordance with the justification presented for the alteration to the caput of Art. 15. *Legal and economic effects:* None.
XVIII - appointing and removing the persons responsible for the corporate governance office and the compliance office, the latter of which includes the Audit and	**XVIII** - appointing, assessing and removing the persons responsible for the General ~~c~~Corporate ~~G~~governance ~~O~~office and ~~the compliance office, the latter of~~	Wording adjusted to provide for the practice already adopted by the Company of evaluating those responsible for the Corporate Governance

Compliance Office, who shall report directly to the Board of Directors;	~~which includes~~ the Audit and Compliance Office, who shall report directly to the Board of Directors;	Office; wording adjusted to change the nomenclature of the Company's governance area, and capitalize the name of the Audit and Compliance Office. *Legal and economic effects*: None.
XIX - approving the policies and the annual audit plan of the Company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;	**XIX** - approving the ~~policies~~ <u>general principles</u> and the annual audit plan of the Company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;	Substitution of the term "policy" for "general principles", in line with the justification presented for the change in item IV above. Legal and economic effects: None – merely a change in terminology.
XX - overseeing the management of the Company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company;	**XX** - overseeing the management of the ~~Company~~ <u>members of</u>~~by~~ the Executive ~~Officers~~ <u>Committee</u> and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the ~~financial~~ integrity of the Company;	Adjustment of the denomination "Executive Officer" to "members of the Executive Committee", according to the justification presented for the change in Art. 10, main section; as well as exclusion of the term "financial", in order to broaden the role of the Board of Directors regarding the Company's integrity as a whole, not limiting it to financial matters only. *Legal and economic effects*: None.
XXI - acting as guardian of the model and practices of corporate governance, including, but not limited to, approval of changes to the corporate governance rules, the process of rendering of accounts and the process of disclosure of information;	**XXI** - acting as guardian of the model and practices of corporate governance, including, but not limited to, approval of changes to the corporate governance rules, the process of rendering of accounts and the process of disclosure of information;	
	<u>**XXII** - defining the guidelines for the Executive Committee's preparation of the Integrated Reporting, in line with best practices;</u>	Express in the Company's Bylaws a practice already adopted by the Company, about the competence of the Board of Directors to define the guidelines of the Integrated Reporting (document that contains information about strategy, governance and development and the perspectives of the Company, in the context of

		external matters, that guarantees the value on short, medium and long term) disclosed by Vale. *Legal and economic effects*: None.
XXII - acting as guardian of the Company's culture, ensuring its ownership with respect to the strategic guidelines, supporting the advancement of modernizing initiatives, when necessary;	**XXIII** - acting as guardian of the Company's culture, ensuring its ownership with respect to the strategic guidelines, supporting the advancement of modernizing initiatives, when necessary	Item renumbered. *Legal and economic effects*: None.
XXIII - approving policies of employee conducts based on ethical and moral standards described in the Code of Conduct of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies, as well as acting as a guardian of the company's commitments related to human rights;	**XXIV~~II~~** - approving ~~policies of employee conducts based on ethical and moral standards described in~~ the Code of Conduct of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies, as well as acting as a guardian of the company's commitments related to human rights;	Item renumbered and mention of functional conduct policies deleted, in line with the justification presented for the change in item V above. *Legal and economic effects*: None.
XXIV - approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise;	~~**XXIV** - approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise;~~	Exclusion of wording considering the justification presented for the change in item V above. *Legal and economic effects*: None.
XXV - approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board;	**XXV** - approving general principles relative to the ~~policies of~~ corporate responsibility of the Company, mainly those related to: sustainability~~the environment~~, health~~and~~, ~~labor~~ safety, and social responsibility of the Company, proposed by the Executive Committee~~submitted by the Executive Board~~;	Exclusion of wording considering the justification presented for the change in item IV above; and wording adjustments. *Legal and economic effects*: None.
XXVI - establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on non-current assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with	**XXVI**- establishing ~~criteria~~ authority for the Executive ~~Board~~ Committee in relation to the purchase of, sale of and placing of liens on fixed and intangible ~~non-current~~ assets, provision of guarantees and for the constitution of encumbrances, as well as approving operations that surpass the limits of authority established for the Executive Committee, pursuant to the	Wording amended to: (i) the term "Executive Board" replaced with "Executive Committee", pursuant to justification presented for the change in Art. 10, main section; (ii) substitution of the term "non-current" for "fixed and intangible assets"; (iii) relocation of the matter of "provision of guarantees",

	provisions set forth in Article 7 of the present By-Laws; ~~being complied with~~	previously provided for in the item XXVII below, to this item; and, (iv) the Board of Directors' authority to approve the operations that exceed the delegation established to the Executive Committee expressly specified. *Legal and economic effects*: None.
XXVII - establishing criteria for the Executive Board for the provision of guarantees in general and contracting of loans and financing and for the signing of other contracts;	**XXVII** ~~-~~ - ~~establishing criteria for the Executive Board for~~approving the ~~provision of guarantees in general and~~ contracting of loans and financing that exceed the consolidated debt limitations, as defined in the delegation of authority policy ~~and for the signing of other contracts~~;	Wording amended to: (i) item excluded on the provision of guarantees, which has been relocated to item XXVI above; (ii) inclusion of the criterion of "exceeding the consolidated debt limitations" for exercise of the Board of Directors' authority, as defined in specific policy of the Company. *Legal and economic effects*: For item (i) none, however for item (ii) the legal effect is the creation of delegation criteria based on consolidated debt limitation. There is no economic effect.
XXVIII - establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under **section XII** of **Article 14**;	~~**XXVIII** - establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under **section XII** of **Article 14**;~~	Relocation of the matter to item X of this Article. *Legal and economic effects*: None.
XXIX - approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in **Article 14**;	~~**XXIX** - approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in **Article 14**;~~	Wording excluded, considering the establishment of residual authority for the Executive Committee, as per new item XXIII, of Art. 29. *Legal and economic effects*: The legal effect is to allow greater delegation of powers to the Executive Committee. There is no economic effect.
XXX - approving any reformulation, alteration, or amendment of	~~**XXX** - approving any reformulation, alteration, or amendment of~~	Wording excluded, in line with the proposed change to Art.

shareholders' agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the Company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature;	~~shareholders' agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the Company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature~~	29, item XVII, above, to adjust the competencies delegated by the Board of Directors to the Executive Committee. *Legal and economic effects:* The legal effect is to allow greater delegation of powers to the Executive Committee. There is no economic effect.
XXXI - authorizing the negotiation, signing or alteration of contracts of any kind of value between the Company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the Company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all Company transactions with related parties, observing the provisions of **Paragraph 3** below;	**XXVIII** – ~~authorizing the negotiation, signing or alteration of contracts of any kind of value between the Company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the Company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all Company transactions with related parties, observing the provisions of **Paragraph 3** below;~~approving general principles to avoid conflicts of interest and for executing transactions with Related Companies, as well as transactions of such nature that exceed the limits of authority of the Executive Committee established by the Board of Directors. Transactions with related companies must be executed in commutative market conditions, with it being understood that members with potentially	Renumbering of item - simplification of wording to (i) provide that the Board of Directors resolves on the general principles to avoid conflicts of interest and to enter into transactions with related parties, in line with the justification presented for the proposed change in item V above; (ii) provide that the Board of Directors resolves on transactions with related parties above the limits established for the Executive Committee, respecting the General Meeting's competence established in the legislation; (iii) delete the wording that referred to controlling shareholder, considering that the Company no longer has a controlling shareholder since the expiry of the Shareholders' Agreement in November 2020; and, (iv) relocation of the former §3 of Art. 14 to the present item. *Legal and economic effects:* none, since these are amendments to the wording and Company practices, and the possibility of the matter being delegated by the Board of Directors was maintained. There is no economic effect.

	conflicting interests must be excluded from participating in any decision-making process;	
XXXII - expressing its opinion regarding any matter to be submitted to the General Meeting of shareholders;	**XXIXII** - expressing its opinion regarding any matter to be submitted to the General Meeting of shareholders;	Item renumbered. Wording adjusted to standardize the nomenclature of the term General Meeting (in Portuguese). *Legal and economic effects:* None.
XXXIII - authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;	**XXXIII** - authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;	Item renumbered. *Legal and economic effects:* None.
	XXXI – approving the issue of subscription bonuses, limited to the authorized capital amount;	Inclusion of wording aimed at giving more flexibility to the Board of Directors, foreseeing the authority to approve the issue of subscription bonuses, limited to the authorized capital. *Legal and economic effects:* None.
XXXIV - approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions; and	**XXXIIV** - approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions; and; e	Item renumbered and deletion of the word "and" in view of the creation of subsequent items below. *Legal and economic effects:* None.
	XXXIII - approving internal rules of the Board of Directors and Advisory Committees;	Wording added to expressly provide in the Bylaws the practice already adopted, in the sense that the Board of Directors has the authority to approve its internal rules, as well as the internal rules of its advisory committees. *Legal and economic effects:* None.
	XXXIV - reviewing and reporting annually who the independent members of the Board are, as well as, with the same frequency, indicating and justifying any new circumstances that may alter their condition of independence;	Wording added to express in the Bylaws a practice already performed by the Board of Directors, in the sense of annually assessing and disclosing the independence of directors, in line with best corporate governance

		practices and other legislation applicable. *Legal and economic effects:* Bylaws adapted to the best corporate governance practices recommended by the Brazilian Institute of Corporate Governance - IBGC. There is no economic effect.
XXXV - preparing and disclosing a substantiated opinion on any tender offer to purchase the Company's shares, disclosed fifteen (15) days before the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and opportunity of the tender offer with respect to the interest of Vale and all of Vale's shareholders, including with respect to the price and liquidity of the securities owned by them; (b) the strategic plans disclosed by the offeror in relation to the Company; (c) alternatives to accepting the tender offer available in the market; (d) other matters that the Board of Directors deems appropriate, as well as any information required by applicable rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM). The opinion referred to above must include a substantiated opinion in favor of or against acceptance of the tender offer for share purchase, advising that it is each shareholder's responsibility to make a final decision about such acceptance.	**XXXV** - preparing and disclosing a substantiated opinion on any tender offer to purchase the Company's shares, disclosed fifteen (15) days before the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and opportunity of the tender offer with respect to the interest of Vale and all of Vale's shareholders, including with respect to the price and liquidity of the securities owned by them; (b) the strategic plans disclosed by the offeror in relation to the Company; (c) alternatives to accepting the tender offer available in the market; (d) other matters that the Board of Directors deems appropriate, as well as any information required by applicable rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM). The opinion referred to above must include a substantiated opinion in favor of or against acceptance of the tender offer for share purchase, advising that it is each shareholder's responsibility to make a final decision about such acceptance; and~~.~~	Mere inclusion of the word "and" as a consequence of the creation of item XXXVI below. *Legal and economic effects:* None
§ 1 - The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the administrative, advisory and audit bodies of those companies and organizations in which the Company participates, directly or indirectly.	~~§1º~~ **XXXVI** - ~~The Board of Directors shall be responsible for~~ appoint~~ing~~, as submitted by the Executive ~~Board~~Committee, the persons who shall form part of the administrative, ~~advisory~~ consultant and audit bodies of those companies and organizations in which the Company participates, directly or indirectly, with the authority to delegate powers to the	Paragraph renumbered into item; wording amended and addition of the possibility of delegation of authority to the Executive Committee, which was previously in §2 of Art. 14, which will be excluded. *Legal and economic effects:* None.

	Executive Committee for such purpose.	
§ 2 - The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.	~~§ 2 - The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.§2º O Conselho de Administração pode, nos casos em que julgar conveniente, delegar a atribuição mencionada no parágrafo anterior à Diretoria Executiva.~~	Exclusion of the provision of the former §2, which was consolidated in the new item XXXVI above. *Legal and economic effects*: None.
§3 - Transactions with related parties shall be made at arm's length conditions, considering market conditions, and members of the Board of Directors whose interests may be in conflict with the company's interests shall be excluded from participating in the decision-making process.	~~§3 - Transactions with related parties shall be made at arm's length conditions, considering market conditions, and members of the Board of Directors whose interests may be in conflict with the company's interests shall be excluded from participating in the decision-making process.~~	Wording excluded, considering that it is now included in the new item XXVIII above. *Legal and economic effects*: None.
SECTION II - COMMITTEES **Article 15** - The Board of Directors, shall have, on a permanent basis, 7 (seven) advisory committees, denominated as follows: Personnel, Compensation and Governance Committee, and Operational Excellence and Risk Committee, Finance Committee, Audit Committee, Nomination Committee, Sustainability Committee and Innovation Committee.	**SECTION II ~~-~~ – ADVISORY COMMITTEES** **Article 15** - The Board of Directors, shall have, on a permanent basis, ~~7~~ 5 (~~seven~~five) advisory committees, denominated as follows: Capital Allocation and Projects Committee, Audit and Risks Committee, Appointments and Governance Committee, Personnel and ~~,~~ Compensation ~~and Governance~~ Committee, ~~and Operational Excellence and Risk Committee, Finance Committee, Audit Committee, Nomination Committee,~~and Sustainability Committee ~~and Innovation Committee~~.	Amendments aiming to optimize the structure of the Advisory Committees, with a reduction from seven (7) to five (5) permanent committees, as well as reflecting the new names and scopes of the Committees: (i) the Finance Committee will be renamed Capital Allocation and Projects Committee; (ii) the Audit Committee will be renamed Audit and Risk Committee, absorbing the Company's risk attributes, with the consequent extinction of the Operational Excellence and Risk Committee; (iii) the Nomination Committee will incorporate governance attributes and will be renamed Appointments and Governance Committee; (iv) the current Personnel, Remuneration and Governance Committee will be renamed the People's and Remuneration Committee, increasing its focus on the agendas of cultural transformation and training of people, (v) maintenance of the Sustainability Committee; and, (vi) the Innovation

		Committee, which will become a non-permanent committee. *Legal and economic effects*: None.
§ 1 - The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill tasks beyond those set forth for the permanent committees as set forth in the head paragraph of this Article.	**§ 1** - The Board of Directors, at its discretion, may also establish, for its consulting support~~,~~ ~~other~~ non-permanent committees to fulfill tasks beyond those set forth for the permanent committees as set forth in the head paragraph of this Article.	Wording amended to make it clear that the Board of Directors may create non-permanent advisory committees, considering that the permanent committees are those provided for in the main section of Article 15. *Legal and economic effects*: None.
§ 2 - The members of the committees shall be remunerated as established by the Board of Directors, observing the provisions of **Article 10, §4** above.		
§ 3 – The coordinator of each advisory committee must be a member of the Board of Directors.	~~§ 3 – The coordinator of each advisory committee must be a member of the Board of Directors.~~	Exclusion of paragraph, and relocation of the matter to §1 of Art. 18 below. *Legal and economic effects*: None.

Subsection I – Mission **Article 16** - The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions.		
Subsection II – Composition **Article 17** - The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee's responsibility and shall be subject to the same legal duties and responsibilities as the administrators	**Article 17** - The members of the committees shall have ~~proven~~ experience and technical skills in relation to matters that are the object of the respective committee's responsibility and shall be subject to the same legal duties and responsibilities as the administrators	Exclusion of the qualifier to allow a mix of experiences and views to be taken into account in the composition of the Committees that add value to the analysis and recommendations of the Committees. *Legal and economic effects*: Greater flexibility in the composition of Committee members. Economic effect: None.
Article 18 - The composition of each committee shall be defined and removed by the Board of Directors.	**Article 18** - ~~The composition of each committee shall be defined and removed by t~~The Board of Directors shall appoint, among its members, the Coordinators and other members of the committees, being respected with the provisions of Art. 20 below regarding the appointment of the Audit and Risks Committee members.	The amendment aims to establish that the Committees must be composed of members of the Board of Directors, respecting the rules for the Audit and Risk Committee provided for in Art. 20. *Legal and economic effects*: The Committees will no longer have members outside the Board in their composition. Economic Effect: None.
§ 1 - The members of the committees shall be appointed by the Board of Directors and may belong to such body, prohibiting participation of Vale's Executive Officers and with due regard to applicable legal and regulatory provisions, in particular the provisions of **Article 20** below with respect to the appointment of members of the Audit Committee.	~~§ 1 - The members of the committees shall be appointed by the Board of Directors and may belong to such body, prohibiting participation of Vale's Executive Officers and with due regard to applicable legal and regulatory provisions, in particular the provisions of **Article 20** below with respect to the appointment of members of the Audit Committee.~~	Exclusion of the paragraph, due to the new wording proposed for the main section of this Article. *Legal and economic effects:* as indicated in the main section of this Article.
§ 2 - The term of management for the members of the committees shall begin upon signing the instrument of investiture, and termination shall coincide with the	~~§ 2~~**Sole Paragraph** - The term of management for the members of the committees shall begin upon signing the instrument of investiture, and shall be effective	Item renumbering, wording amended and added to expressly provide for removal from office or resignation as hypotheses for terminating

end of the unified management term of the members of the Board of Directors, and reappointment shall be permitted.	until (i) ~~and termination shall coincide with~~ the end of the unified management term of the members of the Board of Directors, ~~and~~ with reappointment shall be permitted, or (ii) their removal by the Board of Directors or resignation, which can occur at any time.~~-~~	the term of office of advisory committee members, as provided for in the corporate legislation. *Legal and economic effects*: None.
Subsection III – Workings and Responsibilities **Article 19** - Standards relating to the workings and responsibilities of the committees shall be defined by the Board of Directors and the specific Internal Rules of each Committee; the provisions of **Subsection IV** below shall be observed with respect to the Audit Committee.	**Article 19** - Standards relating to the workings and responsibilities of the committees shall be defined by the Board of Directors and the specific Internal Rules of each c~~C~~ommittee; the provisions of **Subsection IV** below shall be observed with respect to the Audit and Risks Committee.	Name of Audit Committee changed, according to the justification presented for alteration in the main section of Art. 15. *Legal and economic effects*: None.
§ 1 - The committees established within the Company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval.		
§ 2 - Except if required by applicable legislation or regulations, the committees' reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.		
Subsection IV – Audit Committee **Article 20** - The Audit Committee, the advisory board tied to the Board of Directors, is comprised of at least three (3) members, respecting the following requirements:	**Subsection IV – Audit and Risks Committee** **Article 20** - The Audit and Risks Committee, the advisory board tied to the Board of Directors, is comprised of at least three (3) members, respecting the following requirements:	Name of the Audit Committee changed, according to the justification presented for alteration in the main section of Art. 15. *Legal and economic effects*: None.
I - the members of the Audit Committee must be independent members;	~~I - the members of the Audit Committee must be independent members;~~	Exclusion of requirement according to the justification and legal effects contained in the new item I below. *Legal and economic effects*: None.
II - at least one (1) member must also be an independent director of the Company;	I~~I~~ – ~~at least one (1)~~the members must ~~also~~ be ~~an~~ independent directors of the Company;	The Audit and Risks Committee is now composed exclusively of independent members of the Board of

		Directors, in line with the best international practices. *Legal and economic effects*: The Company is in line with the rules of composition of the Audit Committee established by the US Securities and Exchange Commission for companies issuing American Depositary Receipts. Economic effects: None.
III - at least one (1) member must not be a member of the Company's Board of Directors;	III at least one (1) member must not be a member of the Company's Board of Directors;	Exclusion of requirement according to the justification and legal effects contained in the new item I above. *Legal and economic effects*: None.
IV - at least one (1) member must have recognized experience in corporate accounting matters, under the terms of the applicable regulations and will be given the title of Financial Specialist at the time of his appointment; and	**IIV -** at least one (1) member must have recognized experience in corporate accounting matters, under the terms of the applicable regulations and will be given the title of Financial Specialist at the time of his appointment; and	Renumbering. *Legal and economic effects*: None.
V - the following are not allowed to be members of the Audit Committee: officers of the Company, officers of its controlled companies, of its controlling shareholder, of associated companies or of companies under common control.	**IIIV -** the following are not allowed to be members of the Audit and Risks Committee: officers of the Company, officers of its controlled companies, of its controlling shareholder, if there is one, of associated companies or of companies under common control, either directly or indirectly.	Renumbering and wording added to: (i) update the new name of the Audit Committee, according to the justification presented for the change in the main section of Art. 15; (ii) condition one of the prohibitions in the article to there being a controlling shareholder, bearing in mind that the Company currently has no controlling shareholder; and (iii) make it clear that the prohibition contained in the item encompasses directors of direct or indirect affiliates or companies under common control. *Legal and economic effects*: none.
§1 - The same member of the Audit Committee may accumulate the characteristic set forth in **item IV** of the **head paragraph** with one of the characteristics set forth in **items II** and **III** of the **head paragraph** of this **Article**.	§1 The same member of the Audit Committee may accumulate the characteristic set forth in **item IV** of the **head paragraph** with one of the characteristics set forth in **items II** and **III** of the **head paragraph** of this **Article**	Exclusion of the paragraph considering that the members of the Audit and Risk Committee must be members of the Board of Directors, as per the new item I above.

		Legal and economic effects: None.
§2 - To be considered independent, the member of the Audit Committee must obey the independence criteria set forth in applicable regulations and legislation and in the Internal Rules of the Audit Committee.	**§1~~2~~ -** To be considered independent, the member of the Audit and Risks Committee must obey the independence criteria set forth in applicable regulations and legislation and in the Internal Rules of the Audit and Risks Committee.	Renumbering and wording amendment of the Audit Committee nomenclature, according to the justification presented for alteration in the main section of Art. 15. *Legal and economic effects:* None.
§3 - The duties of the Audit Committee Coordinator shall be defined in its Internal Rules, approved by the Board of Directors.	**§2~~3~~ -** The duties of the Audit and Risks Committee Coordinator shall be defined in its Internal Rules, approved by the Board of Directors.	Renumbering and wording amendment of the Audit Committee nomenclature, according to the justification presented for alteration in the main section of Art. 15. *Legal and economic effects:* None.
Article 21 - The Audit Committee is responsible for, among other matters:	**Article 21** - The Audit and Risks Committee is responsible for, among other matters:	Name of the Audit Committee changed, according to the justification presented for changes in the main section of Art. 15. *Legal and economic effects:* None.
I - providing its opinion and assistance to the Board of Directors in the hiring, compensation and removal of independent auditor services and other services that may be provided by the Company's external auditors;	**I -** providing its opinion and assistance to the Board of Directors in the hiring, compensation and removal of ~~independent~~ external auditor services and other services that may be provided by the Company's external auditors;	Wording amended to standardize the nomenclature, considering the provision of Article 14, XVII, which uses the term "external auditors". *Legal and economic effects:* None.
II - evaluating and monitoring the quality and integrity of quarterly information, intermediary statements and financial statements;		
III - supervising the work of internal audit, the area of internal controls and the area responsible for preparing the Company's financial statements;		
IV - monitoring the quality and integrity of the internal control mechanisms and the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements that were not foreseen in		

the structure of the usual reports on financial statements;		
V - evaluating and monitoring the Company's risk exposure;		
VI - evaluating, monitoring and recommending to management the correction or improvement of the Company's internal policies, including the Policy on Related Party Transactions;	**VI -** evaluating, monitoring and recommending to management the correction or improvement of the Company's internal policies related to its scope of activities, including the Ppolicy on rRelated pParty tTransactions;	Wording included to express the limitation to the Audit and Risk Committee's scope of responsibilities to policies in its area, and a mere amendment to the wording in the final part of the item. *Legal and economic effects:* None.
VII - ensuring that the Company has procedures to be used to receive, process and handle accusations, complaints and information about (a) non-compliance with legal and normative provisions applicable to the Company, in addition to internal regulations and codes, (b) accounting issues, (c) internal controls, and (d) audit matters; as well as ensuring specific procedures to protect the whistleblower's identity and the confidentiality of the information;		
VIII - supervising and evaluating the work of the external auditors, in order to evaluate their independence, the quality of services provided and the suitability of services provided related to the needs of the Company, and telling the Company's management at any point to retain compensation of the external auditors; and		
IX - mediate any disagreements between management and internal and external auditors regarding the Company's financial statements, problems or difficulties found by the auditors during the audit process, and disagreements with management regarding accounting principles and related matters.		
Article 22 - For adequate performance of its duties, the Audit Committee may decide to engage services of lawyers, consultants and analysts, as well as other resources that may be necessary	**Article 22** - For adequate performance of its duties, the Audit and Risks Committee may decide to engage services of lawyers, consultants and analysts, as well as other resources that may be	Name of the Audit Committee changed, according to the justification presented for alteration in the main section of Art. 15.

for the performance of its duties, observing the budget proposed by the Audit Committee and approved by the Board of Directors.	necessary for the performance of its duties, observing the budget proposed by the Audit and Risks Committee and approved by the Board of Directors.	*Legal and economic effects:* None.
SECTION III - EXECUTIVE BOARD **Subsection I – Composition** **Article 23** - The Executive Board, which shall be the executive management body of the Company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers.	**SECTION III - EXECUTIVE BOARDCOMMITTEE** **Subsection I – Composition** **Article 23** - The Executive BoardCommittee is, which shall be the statutory body for the executive management body and representation of the Company, and its members shall fulfill the duties and have the authorities of Executive Board, according to Chapter XII of Law 6.404/76. The Executive Committee shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive OfficerPresident and the others Executive OfficersVice Presidents.	Wording amended to change the name from "Executive Board" to "Executive Committee", from "Chief Executive Officer" to "President", and from "Executive Officer" to "Executive Vice President", as per the justification presented for the changes to the main section and §3 of Art. 10. Additionally, an explanation inserted that the Executive Committee is the Company's management and representative body, as per legal provisions. *Legal and economic effects:* None – merely a change in nomenclature.
§1 - The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.	**§1** - The Chief Executive OfficerPresident shall submit to the Board of Directors the names of candidates for the Executive Board Committee with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.	Titles changed from "Chief Executive Officer" to "President", and from "Executive Board" to "Executive Committee", as per the justification presented for the change to Art. 10, main section and §3. *Legal and economic effects:* None – merely a change in nomenclature.
§ 2 - The Executive Officers shall have their individual duties defined by the Board of Directors.	**§ 2** - The members of the Executive Committee Officers shall have their individual duties defined by the Board of Directors.	Wording amended to change "Executive Officers" "members of the Executive Committee", according to the justification presented for the alteration in the main section of Art. 10. *Legal and economic effects:* None – merely a change in nomenclature.
§ 3 - The management term of the members of the Executive Board shall be 3 (three) years, and re-election shall be permitted.	**§ 3** - The management term of the members of the Executive Board Committee shall be 3 (three) years, and re-election shall be permitted.	Wording amended to change "Executive Board" to "Executive Committee", according to the justification presented for the alteration in the main section of Art. 10.

		Legal and economic effects: None – merely a change in nomenclature.
Subsection II – Workings **Article 24** - The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows:	**Subsection II – Workings** **Article 24** - The ~~Chief Executive Officer~~<u>President</u> and other members of the Executive ~~Board~~ <u>Committee</u> shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the ~~Chief Executive Officer~~<u>President</u> and other Executive ~~Officers~~ <u>Vice Presidents</u> shall be as follows:	Wording amended to change titles from "Executive Board" to "Executive Committee" and "Chief Executive Officer" to "President", as per the justification presented for the change to Art. 10, main section and §3 of the above Bylaws. *Legal and economic effects*: None – merely a change in nomenclature.
§ 1 - In the case of an impairment which temporarily impedes the Chief Executive Officer from performing his respective duties, the Chief Financial Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of Chief Executive Officer, provided that the Board of Directors ratifies such replacement. In the case of the Chief Executive Officer's temporary absence or leave due to extraordinary circumstances, the Chief Executive Officer shall designate his own substitute, who shall assume all legal, statutory, and regulatory rights and responsibilities of the Chief Executive Officer.	**§ 1** - In the case of an impairment which temporarily impedes the ~~Chief Executive Officer~~<u>President</u> from performing his respective duties, the ~~Chief~~ Financial ~~Officer~~ <u>Vice President</u> shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of ~~Chief Executive Officer~~<u>President</u>, provided that the Board of Directors ratifies such replacement. In the case of the ~~Chief Executive Officer~~<u>President</u>'s temporary absence or leave due to extraordinary circumstances, the ~~Chief Executive Officer~~<u>President</u> shall designate his own substitute, who shall assume all <u>his</u> legal, statutory, and regulatory rights and responsibilities ~~of the Chief Executive Officer~~.	Titles changed from "Chief Executive Officer" to "President", and from "Executive Officer" to "Executive Vice President", as per the justification presented for the change to Art. 10, §3. *Legal and economic effects*: None – merely a change in nomenclature.
§ 2 - In the case of an impairment which temporarily impedes an Executive Officer from performing his respective duties or in the case of an Executive	**§ 2** - In the case of an impairment which temporarily impedes an Executive ~~Officer~~ <u>Vice President</u> from performing his respective duties or in the case of	Titles changed from "Executive Office" to "Executive Committee" and "Executive Officer(s)" to "Executive Vice President(s)",

Officer's temporary absence or leave due to extraordinary circumstances, such Executive Officer shall be replaced, in accordance with the Chief Executive Officer's nomination, by any of the other Executive Officers, and such nominated Executive Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Officer, excluding voting rights at Executive Board meetings, for the duration of the temporarily impaired or absent Executive Officer's term.	an Executive ~~Officer's~~ Vice President's temporary absence or leave due to extraordinary circumstances, such Executive ~~Officer~~ Vice President shall be replaced, in accordance with the ~~Chief Executive Officer~~President's nomination, by any of the other Executive ~~Officers~~Vice President, and such nominated ~~Executive Officer~~Vice President shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive ~~Officer~~Vice President, excluding voting rights at Executive ~~Board~~ Committee meetings, for the duration of the temporarily impaired or absent Executive ~~Officer's~~ Vice President's term.	as per the justification presented for the changes to Art. 10, main section and § 3. *Legal and economic effects*: None – merely a change in nomenclature.
§ 3 - Should there be a permanent vacancy in the position of Executive Officer, the Chief Executive Officer shall select a substitute officer and submit such officer's name to the Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant executive officer.	**§ 3** - Should there be a permanent vacancy in the position of Executive ~~Officer~~Vice President, the ~~Chief Executive Officer~~President shall select a substitute officer and submit such officer's name to the Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant ~~e~~Executive ~~officer~~Vice President.	Titles changed from "Chief Executive Officer" to "President", and from "Executive Officer" to "Executive Vice President", as per the justification presented for the change to Art. 10, §3. *Legal and economic effects*: None – merely a change in nomenclature.
§ 4 - Should there be a permanent vacancy in the position of the Chief Executive Officer, the Chief Financial Officer shall replace the Chief Executive Officer and shall assume the duties, rights, and responsibilities of both the Chief Executive Officer and the Chief Financial Officer, until the Board of Directors holds an election to fill the position of Chief Executive Officer.	**§ 4** - Should there be a permanent vacancy in the position of the ~~Chief Executive Officer~~President, the ~~Chief~~ Financial ~~Officer~~ Vice President shall replace the ~~Chief Executive Officer~~President and shall assume the duties, rights, and responsibilities of both the ~~Chief Executive Officer~~President and the ~~Chief~~ Financial ~~Officer~~Vice President, until the Board of Directors holds an election to fill the position of ~~Chief Executive Officer~~President.	Titles changed from "Chief Executive Officer" to "President", and from "Executive Officer" to "Executive Vice President", as per the justification presented for the change to Art. 10, §3. *Legal and economic effects*: None – merely a change in nomenclature.
Article 25 - In respect of the limits established for each Executive	**Article 25** - In respect of the limits established for each member of the	Wording amended to change titles from "Executive Officer"

Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter.	Executive ~~Officer~~Committee, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive ~~Officer~~Vice President, shall be taken by himself or in conjunction with the ~~Chief Executive Officer~~President, in matters or situations pre-established by the latter.	to "member of the Executive Committee" and "Chief Executive Officer" to "President", and "Executive Vice-President", as per the justifications presented for the change to Art. 10, main section and §3. *Legal and economic effects*: None – merely a change in nomenclature.
Article 26 - The Executive Board shall meet on an ordinary basis once every fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute, and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication that could ensure effective participation and authenticity of the vote. **Sole Paragraph** - The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board;	**Article 26** - The Executive ~~Board~~ Committee shall meet on an ordinary basis once every fifteen days and extraordinarily whenever called by the ~~Chief Executive Officer~~President or his substitute, ~~and Executive Board members may participate in ordinary~~at the headquarters or Company office, or ~~extraordinary meetings in person,~~ by teleconference, videoconference, electronic deliberation or other means of communication that could ensure effective participation, information security and authenticity of the vote. Meetings shall also be permitted in which members of the Executive Committee may participate by a combination of one or more of the above means. **Sole Paragraph** - The ~~Chief Executive Officer~~President shall convene an extraordinary meeting ~~of the Executive Board~~ by virtue of the request of at least 3 (three) members of the Executive ~~Board~~Committee;	Wording amended to: (i) change the name from "Executive Board" to "Executive Committee", according to the justifications presented for the changes in Art. 10, main section and §3; (ii) include electronic deliberation as one of the exceptional modalities for holding an Executive Committee meeting; (iii) highlight, through the express provision, the guarantee to the security of information for Executive Committee meetings, and, furthermore, (iv) make clear the possibility of mixed meetings, in which members may participate by more than one means provided for in the Bylaws. Legal and economic effects: Legal effect of broadening the means of participation for members of the Executive Committee. There is no economic effect.
Article 27 - The meetings of the Executive Board shall only begin with the presence of the majority of its members.	**Article 27** - The meetings of the Executive Committee ~~Board~~ shall only begin with the presence of the majority of its members.	Wording amended to change "Executive Board" to "Executive Committee", according to the justification presented in the main section of Art. 10. *Legal and economic effects*: None.
Article 28 - The Chief Executive Officer shall chair the meetings of the Executive Board in order to	**Article 28** - The ~~Chief Executive Officer~~President shall chair the ~~meetings of the~~ Executive ~~Board~~ Committee meetings in order to	Titles changed from "Executive Board" to "Executive Committee" and "Chief Executive Officer" to

prioritize consensual approvals amongst its members.	prioritize consensual approvals amongst its members.	"President", as per the justification presented for the change in Art. 10, main section and § 3° and simplified wording. *Legal and economic effects*: None.
§ 1 - When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the Company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 29, and in respect of the exceptions stated in § 2 below;	**§ 1** - When there is no consent among members of the ~~Board, the Chief~~ Executive ~~Officer~~Committee, the President may (i) withdraw the issue from the agenda, or (ii) attempt to form a majority, with the use of his casting vote~~ or, (iii) in the interests of the Company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 29, and in respect of the exceptions stated in § 2 below~~;	Wording amended to change the name from "Executive Board" to "Executive Committee", and "Chief Executive Officer" to "President", according to the justifications presented for the change to Art. 10, main section and §3; and exclusion of the President's prerogative to decide individually on matters of collegiate authority of the Executive Committee, considering that this prerogative is not effectively used by the President. *Legal and economic effects*: Legal effect of adjusting the Bylaws to the best corporate governance practices. There is no economic effect.
§ 2 - Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the Company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein.	**§ 2 -** Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the Company shall be taken by majority vote, considered to be all the members of the Executive ~~Officers~~Committee, provided that the favorable vote of the ~~Chief Executive Officer~~President is included therein.	Wording amended to change titles from "Executive Officers" to "members of the Executive Committee" and "Chief Executive Officer" to "President", as per the justifications presented for the change to Art. 10, main section and §3. *Legal and economic effects*: None – merely a change in nomenclature.
§ 3 - The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), § 1 stated above, in the first Board of Directors meeting which succeed the corresponding decision.	~~§ 3 - The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), § 1 stated above, in the first Board of Directors meeting which succeed the corresponding decision.~~	Paragraph excluded in view of the proposed exclusion of item (iii) of §1, of this article. *Legal and economic effects*: Legal effect of adjusting the Bylaws to the best corporate governance practices. There is no economic effect.

Subsection III – Responsibilities **Article 29** - The Executive Board shall be responsible for:	**Subsection III – Responsibilities** **Article 29** - The Executive CommitteeBoard shall be responsible for	Wording amended to change "Executive Board" to "Executive Committee", according to the justification presented for the alteration in the main section of Art. 10. *Legal and economic effects*: None.
I - approving the creation and elimination of Executive Departments subordinated to each Executive Director;	**I -** approving the creation and elimination of Executive Departments subordinated to each member of the Executive DirectorCommittee;	Wording amended in line with the current nomenclature of the Company's Departments, and to replace the title "Executive Officer" with "member of the Executive Board", as per the justification presented for the amendment to Art. 10, main section, of the Company's Bylaws above. *Legal and economic effects*: None.
II - preparing and submitting to the Board of Directors the Company's general policies on human resources, and executing the approved policies;	**II -** monitor the preparationing or revision of Company Corporate Policies, reviewing and submitting issuing recommendations to the Board of Directors the Company's general policies on human resources, regarding such proposals, approving Company Administrative Policies, and executing the approved policies. Notwithstanding, the Executive Committee may also submit to the Board of Directors proposals to edit, create or exclude Corporate Policies;	Wording amended according to the justification for changing item V of Art. 14 of the Bylaws. *Legal and economic effects*: None.
III - complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors, protecting the safety of people and the environment in all places where the Company operates;	**III -** complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors, protecting the safety of people, social progress and respect for the environment in all places where the Company operates;	Wording added to express the values of social progress and respect for the environment as markers for the Executive Committee's compliance with the general direction of Company business, in line with Art. 14 VII. *Legal and economic effects*: None.
IV - preparing and submitting to the Board of Directors, the Company's purpose, strategic guidelines and the strategic plan, in the case of the latter two, on an annual basis, considering socioenvironmental issues and		

executing the approved strategic plan;		
V - preparing and submitting the Company's annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;		
VI - planning and steering the Company's operations and reporting the Company's economic and financial performance, as well as Vale's performance in its sustainability initiatives, to the Board of Directors, and producing reports with specific performance indicators;		
VII - identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures;	**VII -** identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive ~~Board~~ Committee as defined by the Board of Directors, and executing the approved investments and/or divestitures;	"Executive Board" changed to "Executive Committee", according to the justification presented for the alteration in the main section of Art. 10. *Legal and economic effects*: None – merely a change in nomenclature.
VIII - identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the Company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases;	**VIII -** identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the Company is a party, ~~as well as share purchases,~~ and conducting ~~the~~ approved ~~mergers, split-offs, incorporations and purchases~~operations;	Relocation, to item IX below, of the matter regarding share purchases, and simplification of the wording in the final part of the item. *Legal and economic effects*: None.
	IX - subject to the provisions in items **XI** and **XXVIII** of **Art. 14** of these Bylaws, to deliberate about the incorporation of companies or their transformation into another type of company, participation, disposal or withdrawal, direct or indirectly, in the capital of other companies or organizations, through the exercise of the right of withdrawal, the exercise or waiver of preemptive rights in the subscription and acquisition, direct or indirectly, of equity interests, or any other form of participation or withdrawal permitted by law, all within the limits established by the Board of Directors;	Wording included to reflect the possibility of delegation of authority by the Board of Directors the Executive Committee, in line with the proposal to amend Article 14, items XI and XXVIII. *Legal and economic effects*: The legal effect is to allow greater delegation of powers to the Executive Committee, pursuant to the parameters determined by the Board of Directors. There is no economic effect.
IX - preparing and submitting the Company's finance policies to	**~~I~~X -** approving the contracting of loans and financing within the consolidated debt limitations	Item renumbered, wording excluded about financial policies, considering the

the Board of Directors, and executing the approved policies;	established by the Board of Directors;~~preparing and submitting the Company's finance policies to the Board of Directors, and executing the approved policies;~~	justification presented for the change to Art. 14, IV, and wording added to provide for the limitation of the Executive Committee's authority for consolidated indebtedness, in line with the proposed change to item XXVII of Art. 14. *Legal and economic effects*: None.
X - submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral;	**XI** - submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and ~~without collateral~~with no security interest;	Item renumbered. *Legal and economic effects*: None.
XI - defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of Company dividends and, when necessary, the capital budget;	**XII** - defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of Company dividends and, when necessary, the capital budget;	Item renumbered. *Legal and economic effects*: None.
XII - preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;	**XII**I~~I~~ - preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;	Item renumbered. *Legal and economic effects*: None.
XIII - adhering to and encourage adhesion to the Company's code of conduct, established by the Board of Directors;	**XI~~III~~V** - prepare the Company's Integrated Report, in line with the guidelines established by the Board of Directors~~adhering to and encourage adhesion to the Company's code of conduct, established by the Board of Directors~~;	To make clear in the Company's Bylaws a practice already adopted by the Company, regarding the Executive Committee's authority to prepare the Integrated Report disclosed by Vale, based on the guidelines established by the Board of Directors. Exclusion of wording, considering that the Board of Directors deliberates about the code of conduct which is enforceable to all the administrators and employees. Legal and economic effects: None.
XIV - preparing and submitting to the Board of Directors the Company's policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies;	**XV** - ~~preparing and~~ submitting to the Board of Directors the ~~Company's policies~~ general principles relative to~~on~~ corporate responsibility, such as ~~the environment~~sustainability, health, safety and social responsibility of	Substitution of the term "policy" for "general principles", in line with the justification presented for the change in item IV of Art. 14 above, and simplified wording.

	the Company~~,~~ ~~and implementing the approved policies~~;	Legal and economic effects: None – merely a change in Company practice.
XV - authorizing the purchase of, sale of and placing of liens on fixed and non-fixed assets including securities, the contracting of services, the Company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards of the Executive Board established by the Board of Directors;	**XVI -** ~~authorizing the purchase of, sale of and placing of liens on fixed and non-fixed assets including securities, the contracting of services, the Company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards of the Executive Board established by the Board of Directors;~~ to deliberate on the acquisition, alienation of fixed and intangible assets, and the rendering and contracting of guarantees in general, including the encumbrance of fixed and intangible assets and investments and the constitution of security interests, in an amount equal or less than the amount established by the Board of Directors, in compliance with the provisions of **Art. 7** of these Bylaws;	Item renumbered and wording amended to express the Executive Committee's authority, which already existed, in line with Art. 14, XXVI. The objective of this change is to afford greater autonomy and agility to the Executive Committee to deliberate on certain matters, pursuant to the parameters determined by the Board of Directors, so that the latter can concentrate on discussing and deliberating on the topics it deems of most strategic importance to Vale. *Legal and economic effects*: None.
XVI - authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the Company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards of the Executive Board established by the Board of Directors;	**XVII** - authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the Company, and the waiving of rights and execution of transactions of any kind, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards of the Executive ~~Board~~ Committee established by the Board of Directors;	Item renumbered and relocation of the Executive Committee's authority, previously provided for in former item XIX of Art. 29, to waive rights and enter into transactions of any nature, in line with the provisions of Art. 14, X. *Legal and economic effects*: None.
XVII - proposing to the Board of Directors any reformulation, alteration, or amendment of shareholders' agreements or of agreements among the shareholders of companies in which the Company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature;	~~**XVII** - proposing to the Board of Directors any reformulation, alteration, or amendment of shareholders' agreements or of agreements among the shareholders of companies in which the Company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature;~~	Wording excluded in view of the fact that the matter is already covered in the previous item, with regard to the execution of contracts and transactions of any nature. *Legal and economic effects*: None.
XVIII - authorizing the opening and closing of branch offices, subsidiary branch offices, depots,		

agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;		
XIX - authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of **section XII** of **Article 14**, being empowered to establish standards and delegate powers in accordance with the criteria and standards of the Executive Board established by the Board of Directors;	~~**XIX** authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of **section XII** of **Article 14**, being empowered to establish standards and delegate powers in accordance with the criteria and standards of the Executive Board established by the Board of Directors;~~	Wording excluded in view of the fact that the matter is already covered in the new item XVII above, concerning the execution of transactions of any nature, and waiver of rights. *Legal and economic effects*: None.
XX - establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors;	~~**XX** establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors;~~	Wording excluded to suppress the obligation of the Executive Committee to inform the Board of Directors about the limits of individual authority, and in the next item below, establishment of individual authority limits. *Legal and economic effects*: Processes simplified, since there will be no obligation to inform the Board of Directors about individual limits. None.
XXI - establishing, based on the limits fixed for the Board of Directors for the Executive Board, the limits throughout the whole of the Company's administrative organization hierarchy.	**X~~XI~~X -** establishing, based on the limits of authority fixed for the Board of Directors for the Executive ~~Board~~Committee, the individual limits of authority of the members of the Executive Committee and throughout the entire hierarchy of whole of the Company's ~~administrative~~ organization ~~hierarchy~~. establishing, based on the limits of authority fixed for the Board of Directors for the Executive Committee, the individual limits of authority of the members of the Executive Committee and throughout the entire hierarchy of whole of the Company's organization;	"Executive Board" changed to "Executive Committee", according to the justification presented for the alteration in the main section of Art. 10, of the Bylaws above, and wording added in view of the relocation, to this item, of the provision about the limits of individual authority, which was previously provided for in the previous item. *Legal and economic effects*: None.
	XX - to deliberate on transactions with related companies within the limits of authority set by the Board	Renumbering and wording included to expressly delegate authority by the Board of Directors to the Executive Committee to

	of Directors, with due regard for the provisions in item **XXVIII** of **Art. 14**;	deliberate on transactions with related companies, within the authority limits established by the Board of Directors, in line with the justification and the provisions of art. 14, XXVIII. *Legal and economic effects*: Expressly specify the possibility of delegation of authority by the Board of Directors to the Executive Committee about the matters mentioned in the item. There is no economic effect.
§ 1 - The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the Company participates, directly or indirectly, the investment plans and programs of the Company approved by the Board of Directors, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments.	**§ 1XXI** - to establish the The Executive Board shall be empowered to lay down voting guidelines to be followed by its representatives at the General Meetings, or their equivalents at by its proxies in the companies, foundations and other organizations in which the Company participates, directly or indirectly, the investment plans and programs of the Company approved by the Board of Directors, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments. respecting the criteria and limits established in the Company's policies and internal rules, with the option to delegate;	Renumbering of paragraph to item, and wording amended to suit the delegations of authority by the Board of Directors to the Executive Committee, as well as to expressly provide specify the ability to delegate. *Legal and economic effects*: The legal effect is to allow greater delegation of powers to the Executive Committee, pursuant to the parameters determined by the Board of Directors. There is no economic effect.
§ 2 - The Executive Board shall nominate, for decision by the Board of Directors, persons who shall form part of the administrative, consultant and audit bodies of those companies and organizations in which the Company participates directly or indirectly.	**§ 2XXII** - The Executive Board shall nominate, for decision byto recommend for deliberation by the Board of Directors, persons who shall form part of the administrative, consultant and audit bodies of those companies and organizations in which the Company participates directly or indirectly, as well as to deliberate on the appointments delegated by the Board of Directors;.	Renumbering of paragraph to item, and wording amended in relation to the delegations of authority by the Board of Directors to the Executive Committee. *Legal and economic effects*: There is no significant legal effect, because the Board of Directors already delegated, in part, the matter to the Executive Committee, based on the former §2 of Art. 14. There is no economic effect.

	XXIII - to deliberate on any matters that are not of the exclusive competence of the General Meeting and the Board of Directors, pursuant to these Bylaws and the legislation in force.	Wording added to provide for general residual authority of the Executive Committee for matters that are not under the exclusive authority of the General Meeting and the Board of Directors, pursuant to the Bylaws. The proposed change aims to allow for more agile decision-making while allowing the Board of Directors to focus on the issues it considers most strategic and relevant to Vale. *Legal and economic effects*: The proposal gives greater autonomy to the Executive Committee. There is no economic effect.
Article 30 - The responsibilities of the Chief Executive Officer are to:	**Article 30 -** The responsibilities of the ~~Chief Executive Officer~~President are to:	Title changed from "Chief Executive Officer" to "President", according to the justification presented for the alteration of Article 10, §3. *Legal and economic effects*: None – merely a change in nomenclature.
I - take the chair at meetings of the Executive Board;	**I** ~~-~~ take the chair at meetings of the Executive ~~Board~~Committee;	"Executive Board" changed to "Executive Committee", according to the justification presented for the alteration in the main section of Art. 10. *Legal and economic effects*: None.
II - exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;	**II -** exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive ~~Officers~~ Vice Presidents, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;	Title changed from "Executive Officers" to "Executive Vice Presidents", according to the justification presented for the alteration of Article 10, §3. *Legal and economic effects*: None – merely a change in nomenclature.
III - coordinate and supervise the activities of the business areas and units that are directly subordinated to him;		
IV - select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of	**IV -** select and submit to the Board of Directors the names of candidates for Executive ~~Officer~~ Vice President posts to be elected	Titles changed from "Executive Officer" to "Executive Vice President", according to the justification

Directors, and also to propose the respective removal;	by the Board of Directors, and also to propose the respective removal;	presented for the alteration of Article 10, §3. *Legal and economic effects*: None – merely a change in nomenclature.
V - coordinate the decision-making process of the Executive Board, as provided for in **Article 28** of **Subsection II – Workings**;	**V -** coordinate the decision-making process of the Executive CommitteeBoard, as provided for in **Article 28** of **Subsection II – Workings**;	"Executive Board" changed to "Executive Committee", according to the justification presented for the alteration in the main section of Art. 10. *Legal and economic effects*: None – merely a change in nomenclature.
VI - nominate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to **Article 24** of **Subsection II – Workings**;	**VI -** nominate, whom among the members of the Executive Officers Committee shall substitute an Executive Officer Vice President in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to **Article 24** of **Subsection II – Workings**;	Titles changed from "Executive Board" to "Executive Committee" and "Executive Officer(s)" to "Executive Vice President(s)", as per the justification presented for a changes to Art. 10, main section and § 3°. *Legal and economic effects*: None – merely a change in nomenclature.
VII - keep the Board of Directors informed about the activities of the Company;		
VIII - together with the other Executive Officers, prepare the annual report and draw up the balance sheet.	**VIII** - together with the other Executive Vice PresidentsOfficers, prepare the annual report and draw up the balance sheet.	Wording amended, in view of the title change from "other Executive Officers" to "Executive Vice Presidents", as per the justification presented for the change of Art. 10, §3. *Legal and economic effects*: None – merely a change in nomenclature.
Article 31 - The Executive Officers are to:	**Article 31** – The Executive Vice PresidentsOfficers are to:	Title changed from "Executive Officers" to "Executive Vice Presidents", according to the justification presented for the alteration of Article 10, §3. *Legal and economic effects*: None – merely a change in nomenclature.
I - organize the services for which they are responsible;		
II - participate in meetings of the Executive Board, contributing to the definition of the policies to be	**II -** participate in Executive Committee meetings of the Executive Board, contributing to	"Executive Board" changed to "Executive Committee", according to the justification

followed by the Company and reporting on matters of the respective areas of supervision and coordination;	the definition of the policies to be followed by the Company and reporting on matters of the respective areas of supervision and coordination;	presented for the alteration in the main section of Art. 10. *Legal and economic effects:* None – merely a change in nomenclature.
III - comply with and ensure compliance with the policy and general guidance of the Company's business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities;	**III -** comply with and ensure compliance with the policy and general guidance of the Company's business laid down by the Board of Directors, each Executive ~~Officer~~ Vice President being responsible for his business units and specific area of activities;	Titles changed from "Executive Officer" to "Executive Vice President", according to the justification presented for the alteration of Article 10, §3 above. *Legal and economic effects:* None – merely a change in nomenclature.
IV - contract the services described in **Article 22**, in compliance with determinations of the Audit Committee.	**IV -** contract the services described in **Article 22**, in compliance with determinations of the Audit and Risks Committee.	Name of the Audit Committee changed, according to the justification presented for alteration in the main section of Art. 15. *Legal and economic effects:* None.
Article 32 - The Company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with **§ 1** of this Article, or by 1 (one) proxy jointly with an Executive Officer.	**Article 32 -** The Company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive ~~Board~~Committee, or by 2 (two) proxies established in accordance with **§ 1** of this Article, or by 1 (one) proxy jointly with one member of the~~an~~ Executive Committee~~Officer~~.	Wording amended, in view of the title change from "Executive Officers" to "members of the Executive Committee Board", as per the justification presented for the change of Art. 10, main section. *Legal and economic effects:* None – merely a change in nomenclature.
§ 1 - Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney.		
§ 2 - The Company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney "ad judicia" or: (a) at agencies at any level of government, customs houses and	**§ 2 -** The Company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney "ad judicia" or: (a) at agencies at any level of government, customs houses and	"Executive Board" changed to "Executive Committee", according to the justification presented for the alteration in the main section of Art. 10. *Legal and economic effects:* None – merely a change in nomenclature.

public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board.	public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive ~~Board~~Committee.	
§ 3 - In the case of commitments assumed abroad, the Company may be represented by a single member of the Executive Board, or by an attorney in-fact with specific and limited powers according to the present By-Laws.	**§ 3** - In the case of commitments assumed abroad, the Company may be represented by a single member of the Executive Committee~~Board~~, or by an attorney in-fact with specific and limited powers according to the present By-Laws.	"Executive Board" changed to "Executive Committee", according to the justification presented for the alteration in the main section of Art. 10. *Legal and economic effects:* None – merely a change in nomenclature.
§ 4 - Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in **§ 1** of this Article.	**§ 4** - Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Vice President~~Officer~~ responsible for Investor Relations, or by proxy as established in **§ 1** of this Article.	Titles changed from "Executive Officer" to "Executive Vice President", according to the justification presented for the alteration of Article 10, §3. *Legal and economic effects:* None – merely a change in nomenclature.
CHAPTER V - FISCAL COUNCIL **Article 33** - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) principal members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration. **Sole Paragraph –** The investiture of the members of the Fiscal Council shall be conditional on the prior signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in **Article 53**, as well as to meeting the applicable legal requirements.		
Article 34 - The members of the Fiscal Council shall carry out their duties until the first Ordinary		

General Meeting to be held following their election, their re-election being permitted.		
Article 35 - In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates.		
Article 36 – The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members. **Sole Paragraph** - The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Shareholders' General Meeting is held, their analysis of the management report and the financial statements.	**Article 36** – The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members. **Sole Paragraph** - The members of the Fiscal Council shall provide ~~, within at least 30 (thirty) days before the Shareholders' General Meeting is held,~~ their analysis of the management report and the financial statements<u>, in a timely manner so as to allow the Company to comply with the annual calendar of corporate events disclosed to the market.</u>.	Wording amended to standardize the spelling of the Bylaws (in Portuguese only); and wording amended to suppress the fixed deadline previously foreseen for the Fiscal Council to respond to the management report and financial statements. *Legal and economic effects*: no significant legal effect, given that, despite the withdrawal of a fixed deadline, the Fiscal Council should provide its response in time for the Company to comply with the annual calendar of corporate events. There is no economic effect.
CHAPTER VI - COMPANY PERSONNEL **Article 37** - The Company shall maintain a social security plan for its employees administered by a foundation established for this purpose, in compliance with the provisions of prevailing legislation.		
CHAPTER VII - FISCAL YEAR AND DISTRIBUTION OF PROFITS **Article 38 -** The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.		
Article 39 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.		

Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders' equity in accordance with the prescriptions of Article 9, § 7 of Law No. 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the special-class preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the Company.		
Article 40 - The proposal for distribution of profit shall include the following reserves:		
I - Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force;		
II - Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the Company's purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the Company's share capital.		
Article 41 - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.		
Article 42 - At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders' equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.	**Article 42 -** At the proposal of the Executive ~~Board~~Committee, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders' equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.	"Executive Board" changed to "Executive Committee", according to the justification presented for the alteration in the main section of Art. 10. *Legal and economic effects:* None – merely a change in nomenclature.
Article 43 - The dividends and interest on stockholders' equity mentioned in the **Sole Paragraph** of **Article 39** shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after	**Article 43** - The dividends and interest on stockholders' equity mentioned in the **Sole Paragraph** of **Article 39** shall be paid at the times and at the places specified by the Executive ~~Board~~Committee, those not claimed within 3 (three)	"Executive Board" changed to "Executive Committee", according to the justification presented for the alteration in the main section of Art. 10.

the date of payment reverting in favor of the Company.	years after the date of payment reverting in favor of the Company.	*Legal and economic effects:* None – merely a change in nomenclature.
CHAPTER VIII — SALE OF CONTROL AND EXIT FROM THE NOVO MERCADO **Article 44 -** The direct or indirect sale of control of the Company, whether through a single transaction or through a series of transactions, shall be undertaken pursuant to the condition that the purchaser of control undertakes to conduct a tender offer to purchase common shares, the object of which is shares issued by the Company and owned by the other common shareholders of the Company, in compliance with the terms and conditions provided for under applicable law, regulations in effect and the Novo Mercado Listing Rules, so as to ensure them equal treatment as that given to the selling controlling shareholder.		
Article 45 - For the purposes of these By-Laws, the following capitalized terms will have the following meanings: "Group of Shareholders" means a group of persons tied together by a voting agreement with any person (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), or which represents the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company. Among the examples of a person representing the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company, is any person (i) who is		

directly or indirectly controlled or managed by such shareholder, (ii) who controls or manages, in any way, the shareholder, (iii) who is directly or indirectly controlled or managed by any person who directly or indirectly controls or manages such shareholder, (iv) in which the controller of such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, (v) in which such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, or (vi) who directly or indirectly holds an equity interest equal to or higher than thirty percent (30%) of the shareholder's capital stock. "Economic Value" means the value of the Company and of its shares as may be determined by a valuation firm using recognized methodology or based on other criteria as may be defined by the CVM.		
Article 46 - Any person, shareholder or Group of Shareholders who acquires or becomes, or has become, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of the Company's total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the Company (*oferta pública para aquisição*, or "OPA"), in compliance with applicable CVM and B3		

regulations and the terms of this Article.		
§ 1 - The OPA shall be (i) addressed equally to all shareholders holding common shares issued by the Company, (ii) made in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of § 2 below, and (iv) paid in cash in Brazilian currency for the acquisition of the Company's common shares issued in the OPA		
§ 2 - The minimum purchase price in the OPA of each common share issued by the Company shall be equal to the greater of: (i) the Economic Value determined in an appraisal report; (ii) 120% of the weighted average unit price of the common shares issued by the company during the period of 60 (sixty) trading sessions prior to the OPA; and 120% of the highest price paid by the purchasing shareholder during the 12 (twelve) months before the purchasing shareholder attained a significant equity interest.		
§ 3 - The OPA referred to in the head paragraph of this Article shall not exclude the possibility of another shareholder of the Company or, as the case may be, the Company itself, formulating a competing OPA, pursuant to the applicable regulations.		
§ 4 - The person, shareholder or Group of Shareholders shall be required to comply with any standard requests or requirements of the CVM and B3 related to the OPA, within the deadlines set forth in the applicable regulation.		
§ 5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the Company in an amount equal to or greater than		

25% (twenty-five percent) of the total common shares issued by the Company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twenty-five percent) of the total common shares issued by the Company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this **Article 46**.		
§ 6 - The obligations set forth in Article 254-A of Law No. 6,404/76 and in **Article 44** hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this Article.		
§ 7 - The provisions of this **Article 46** are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale's shares, made in a single primary issuance approved at a General Meeting of the Company convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the Company prepared by an expert institution or firm with proven experience in the appraisal of publicly held companies		
§ 8 - Involuntary increases of equity interest resulting from the retirement of treasury stock,		

repurchase of shares or reduction of the Company's capital stock through the retirement of treasury stock shall not be included in the calculation of the percentage set forth in the head paragraph of this article.		
§ 9 - If the CVM regulation applicable to the OPA set forth in this article provides for the adoption of a criterion for determining the OPA acquisition price of each share issued by the Company that results in an acquisition price higher than the acquisition price established under § 2 above, the acquisition price in the OPA set forth in this article shall be that determined pursuant to the terms of the CVM regulation.		
Article 47 - In the event that any person, shareholder or Group of Shareholders fails to comply with the obligation of making a tender offer in accordance with the rules, proceedings and provisions set forth in this Chapter (the "Defaulting Shareholder"), including with respect to compliance with the deadlines for making and requesting registration of such offering, or compliance with potential requests by CVM: (i) the Board of Directors of the Company shall convene an Extraordinary Shareholders' Meeting, in which the Defaulting Shareholder shall not be entitled to vote, to decide upon the suspension of the exercise of the rights of the Defaulting Shareholder, in accordance with Article 120 of Law No. 6,404/76; and in addition to the obligation of making a tender offer under the terms set forth herein, the Defaulting Shareholder shall be required to cause the acquisition price of each of the Company's		

common shares in such tender offer to be fifteen percent (15%) higher than the minimum acquisition price determined for such tender offer.		
Article 48 - The Company shall not register any transfer of common shares to the purchaser or to any person(s) who acquire(s) control until such person(s) have complied with the provisions set forth in these By-Laws, subject to the provisions of **Article 46**.		
Article 49 - No shareholders' agreement that provides for the exercise of control may be filed at the Company's headquarters unless the signatories thereof have complied with the provisions set forth in these By-Laws, subject to the provisions of **Article 46**.		
Article 50 - Cases not expressly addressed in these By-Laws shall be resolved by the General Meeting and in accordance with Law No. 6,404/76, respecting the Novo Mercado Listing Rules.		
Article 51 - Vale's exit from the Novo Mercado, whether by voluntary act, mandatory act or due to corporate reorganization, shall observe the rules in the Novo Mercado Listing Rules.		
Article 52 - Without prejudice to the provisions of the Novo Mercado Listing Rules, the voluntary exit from the Novo Mercado shall be preceded by a tender offer that observes the procedures set forth in regulations of the CVM for tender offers for cancellation of registration as a publicly-held company and the following requirements: (i) The offering price must be fair, and the request for a new appraisal of the Company shall be possible, as set forth in Law No. 6,404/76;		

(ii) Shareholders owning more than 1/3 (one third) of the shares in circulation shall accept the tender offer or expressly agree with the exit from the segment without selling shares .		
§ 1 - For the purposes of this **Article 52**, shares in circulation shall be considered to be only those shares whose owners expressly agree with the exit from the Novo Mercado or enable the auction of the tender offer, as set forth in the regulations of the CVM applicable to tender offers of publicly-held companies to cancel their registration.		
§ 2 - The voluntary exit from the Novo Mercado may occur independently of holding the tender offer mentioned in this article, in the case waiver is approved by the General Meeting, under the Novo Mercado Listing Rules.		
CHAPTER IX — ARBITRATION **Article 53** - The Company, its shareholders, administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (*Câmara de Arbitragem do Mercado*), under its regulations, any and all disputes or controversies that may arise between or among them, related to or resulting from their condition as issuer, shareholders, administrators and members of the Fiscal Council, in particular, arising from the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,385/76, Law No. 6,404/76, these By-Laws and the rules issued by the National Monetary Council, the Central Bank of Brazil and the		

CVM, as well as other rules applicable to the operation of capital markets in general, in addition to those in the Novo Mercado Listing Rules, other regulations of B3 and Participation Agreement Rules of the Novo Mercado.		
CHAPTER X - PROHIBITION OF CONTRIBUTIONS TO POLITICAL MOVEMENTS **Article 54 -** Vale and its controlled companies in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized as parties, and to their representatives or candidates.		

BY-LAWS

CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION

Article 1 – Vale S.A., referred to in abbreviated form as "Vale" or "Company", is a Brazilian joint-stock company governed by the present By-Laws and by applicable legislation.

Sole Paragraph – With Vale's entrance to the special listing segment called the "Novo Mercado" of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), Vale, its shareholders, including controlling shareholders, administrators, Executive Vice Presidents and members of the Fiscal Council are subjected to the Listing Rules of the B3 Novo Mercado ("Novo Mercado Listing Rules").

Article 2 - The purpose of the Company is:

I. the exploitation of mineral deposits in Brazil and abroad by means of research, including through aerial surveying, exploitation, extraction, processing, industrialization, transportation, shipment and commerce of mineral assets;

II. the building and operation of railways and the exploitation of own or third party rail traffic;

III. the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor;

IV. the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system;

V. the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts;

VI. the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever;

VII. constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related, accessory or instrumental to its business purpose.

Article 3 - The head office and legal venue of the Company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, in the Federative Republic of Brazil, the Company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.

Article 4 - The term of duration of the Company shall be unlimited.

CHAPTER II - CAPITAL AND SHARES

Article 5 - Vale's capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais), fully subscribed and paid-up, divided into 4,778,889,263 (four billion, seven hundred and seventy-eight million, eight hundred and eighty-nine thousand, two hundred and sixty-three) book-entry shares, of which R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents) are divided into 4,778,889,251 (four billion, seven hundred and seventy-eight million, eight hundred and eighty-nine thousand, two hundred and fifty-one) common shares and R$176.88 (one hundred and seventy-six Reais and eighty-eight cents) are divided into 12 (twelve) special-class preferred shares, all without nominal value.

§ 1 - The shares are common shares and "special"-class preferred shares. Vale cannot issue other preferred shares.

§ 2 - The special-class preferred shares shall belong exclusively to the Federal Government and shall have the rights which are expressed and specifically attributed to these shares in these By-Laws.

§ 3 - Each common share and each special-class preferred share shall confer the right to one vote in decisions made at General Meetings, observing the provisions of § 4 below.

§ 4 - The special-class preferred shares will have the same political rights as the common shares, except with respect to voting for the election of members of the Board of Directors, which shall only be ensured to the special-class

preferred shares in the events set forth in **§ 4** and **§ 5** of Article **141** of Law No. 6,404/76. The special-class preferred shares are also ensured the right to elect and dismiss one member of the Fiscal Council, and its respective alternate.

§ 5 - The shareholder holding special-class preferred shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:

a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders' equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;

b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter "a" above is ensured; and

c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

§ 6 – Special-class preferred shares shall acquire full and unrestricted voting rights should the Company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of § 5 of **Article 5**.

Article 6 - The Company is authorized to increase its paid-up capital up to the limit of 7,000,000,000 (seven billion) common shares. Within the limit authorized in this Article, the Company, as a result of decision by the Board of Directors, may increase its paid-up capital independently of amendment to its By-Laws, through the issue of common shares.

§ 1 - The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.

§ 2 - At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into common shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law No. 6.404/76, may be rescinded or have its exercise period reduced.

§ 3 - Provided that the plans approved by the General Meeting are complied with, the Company shall be entitled to delegate the option of common share purchase to its administrators and employees, with common shares held in Treasury or by means of the issuance of new shares, excluding the shareholders' preemptive right.

Article 7 - The special class share shall possess a veto right regarding of the following subjects:

I - change of name of the company;

II - change of location of the head office;

III - change of the corporate purpose with reference to mineral exploitation;

IV - the winding-up of the Company;

V - the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the Company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals;

VI - any alteration of the rights assigned to the types and classes of the shares issued by the Company in accordance with the prescriptions set forth in the present By-Laws;

VII - any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.

CHAPTER III - GENERAL MEETING

Article 8 - The Shareholders' General Meeting shall be held, on an ordinary basis, within the first four months following the end of the fiscal year and, on an extraordinary basis, whenever called by the Board of Directors.

§ 1 - An Extraordinary Shareholders' General Meeting shall be competent to discuss the subjects specified in Article 7.

§ 2 - The holder of the special-class share shall be formally requested by the Company to attend for the purpose of discussing the subjects specified in

Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.

§ 3 - Should the holder of the special-class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in **Article 7** shall be deemed as having been approved by the holder of the said special class.

Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the Company, and the Secretary shall be appointed by the Chairman of the Meeting.

§ 1 - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by another director or by a person specially appointed by the Chairman of the Board of Directors.

§ 2 – The minutes of the General Meetings shall be recorded as a summary of the resolutions taken and shall be published, omitting the signatures of the shareholders present, pursuant to legislation in force. In addition, the minutes shall be signed by the number of shareholders required to constitute the majority needed to approve the matters reviewed.

CHAPTER IV - ADMINISTRATION

Article 10 - The Board of Directors and the Executive Committee (new name for the Executive Board) shall be responsible for the administration of the Company.

§ 1 - The investiture of the members of the Board of Directors and Executive Committee shall be conditional on signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article 53, in the Minute Book of the Board of Directors or Executive Committee, as applicable, as well as in compliance with the applicable legal requirements.

§ 2 - The term of office of the members of the Board of Directors and the Executive Committee shall be extended until their respective successors have taken office.

§ 3 - The positions of Chairman of the Board of Directors and Company's President or the Company's main executive may not be held by the same person.

§ 4 - The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the remuneration fixed by the General Meeting among its members and the Executive Committee.

§ 5 - The Board of Directors shall be supported by advisory bodies, denominated Committees, regulated as set forth in **Articles 15 *et seq.* of Section II – Advisory Committees** hereinafter.

§ 6 - The members of the Board of Directors and the Executive Committee shall exercise their duties based on the highest principles of ethics, aiming to advance the best interests of Vale and its shareholders, as well as respect for the environment and the sustainable development of the communities in which the company operates.

SECTION I - BOARD OF DIRECTORS

Subsection I - Composition

Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting, as set forth in this article, and shall be formed of a minimum of 11 (eleven) and a maximum of 13 (thirteen) members and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

§ 1 - The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

§ 2 - From among the members of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the Company.

§ 3 - Of the members of the Board of Directors, at least seven (7) shall be independent directors (as defined in § 4 of this article), and the classification of the nominated members to the Board of the Directors as independent

directors shall be voted on in the General Meeting that elected them. Members elected pursuant to the provisions of **Article 141**, **§ 4** and **§ 5** of Law No. 6,404/76 shall also be regarded as independent, in the event there is a controlling shareholder.

§ 4 - For the purposes of this article, the following shall be deemed independent directors: (i) those so defined in the Novo Mercado Listing Rules; and (ii) those who do not hold a direct or indirect share above 5% (five percent) of the Company's capital stock or a formal or stated tie with a shareholder who holds a direct or indirect share above 5% (five percent) of the Company's capital stock. In any event, anyone who has held five (5) terms of office, or spent 10 (ten) years, consecutively or not, as a director of the Company will not be deemed an independent director.

§ 5 - The Chairman and the Vice-Chairman of the Board of Directors shall be individually elected by the General Meeting, subject to Article 10, § 3.

§ 6 - If the elected Chairman is not an independent director, the elected independent members shall appoint an independent director with the duties described in §6 of this article; even if the Chairman is an independent director, the Board of Directors may proceed with this appointment. The director appointed pursuant to this paragraph shall act, in alignment with the Investor Relations area, as an alternate contact for the shareholders, as well as in support of the Chairman of the Board of Directors and as an element for connection and mediation between the Chairman and the other directors, in all cases without an individual decision-making role; the internal rules of the Board of Directors may regulate this position, considering the limits established herein. This independent director shall always report interactions had directly with shareholders to the Board of Directors, in order to keep informational unity within the Board of Directors.

§ 7 - The Board of Directors shall be represented externally by its Chairman, or by a director and for the purposes indicated by the Chairman.

§ 8 - In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman. Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective replacements in the first General Meeting to be held after the vacancy.

§ 9 - In cases of (i) impediments; or (ii) vacancy in the position of director; the remaining directors may, at their discretion, with the exception of the

provisions in §§ 3 and 12 of this article, appoint the replacement, who shall serve until the first General Meeting. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

§ 10 – Except for the right to use the separate vote described in §§4 and 5 of article 141 of Law No. 6,404/76, in the event there is a controlling shareholder, subject to §§ 11 and 12 of this article, and/or a request to adopt the multiple vote regime, the election shall follow the following process:

I. Based on a reasoned proposal of the Appointments and Governance Committee, the Board of Directors shall approve, at least five (5) days prior to notice of a General Meeting that will elect the new board, according to the disclosed calendar of corporate events, a list of candidates to the board with a number corresponding to at least the proposal for composition in that term of office, respecting the limits of the By-Laws, and always considering the candidate's availability for the position in terms of time, including considering the duties of simultaneous exercise of similar duties with other entities, especially publicly-traded companies;

II. The list mentioned in item I above shall be disclosed at least 5 (five) days prior to the date of disclosure of management's proposal and the Absentee Ballot;

III. The candidates named on the list referred to in item II above, as well as any candidates whose inclusion in the Absentee Ballot is requested on a timely basis in accordance with the rules established by the CVM, shall have their names submitted to the General Meeting;

IV. Each candidate on the list submitted to the General Meeting by the Board of Directors, as well as any separate candidate submitted by the date of the Meeting, shall be subject to individual voting;

V. If a separate vote is requested, if applicable, the election referred to in this § 10 shall be for the other directors, except for the provision in § 2 of this article.

§ 11 - If the Board of Directors is elected under the multiple vote regime, as established in **Article 141** of Law No. 6,404/76, the Chairman of the General Meeting shall inform those shareholders present that the common shares which elected a member of the Board of Directors, by means of a separate vote in accordance with **§ 4** and **§ 5** of **Article 141** of Law No. 6,404/76, when applicable, will not participate in the multiple vote regime and will not participate in the calculation of the respective quorum. Once the separate

vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

§ 12 - With the exception of members elected by means of separate vote, respectively, by the employees of the Company (and his/her respective alternate) and by the holders of common and/or preferred shares, under **§ 4** and **§ 5** of **Article 141** of Law No. 6,404/76, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, elected through the multiple vote system by the General Meeting, shall result in the removal of the other members of the Board of Directors also elected through the multiple vote system, and consequently a new election shall be held; in other cases of vacancy the provisions in § 9 shall apply, in which case the remaining directors may appoint the replacement until the first General Meeting, which shall elect the whole Board.

Subsection II – Workings

Article 12 - The Board of Directors shall meet on an ordinary basis at least 8 (eight) times a year and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by 1/3 (one third) of directors acting together.

§1 - The meetings of the Board of Directors shall be held at the Company's headquarters or at offices of the Company, but, under exceptional circumstances, may be held at a different location, or by teleconference, videoconference, electronic deliberation, or other means of communication that could ensure effective participation of its members, information security and authenticity of vote. Meetings shall also be permitted where Board Members participate by a combination of one or more of the means mentioned above.

§2 - Any member of the Board of Directors that cannot participate in the meeting by the means established in §1 above will be considered present at the Board of Directors' meeting if he or she votes on the matters listed on the agenda by means of written statement submitted to the Chairman of the Board in advance or by the end of the meeting

Article 13 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members.

Sole Paragraph - The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.

Subsection III – Responsibilities

Article 14 - The Board of Directors shall be responsible for:

I. electing, evaluating and removing, at any time, the Company President and Executive Vice Presidents, and assigning functions to them;

II. distributing the remuneration established by the General Meeting among its members and those of the Executive Committee;

III. assigning the functions of Investor Relations to an Executive Vice President;

IV. approving the guidelines relating to selection, evaluation, development and remuneration of members of the Executive Committee;

V. defining the bundle of Corporate Policies of the Company and approving the preparation, revision or revocation of those policies;

VI. establishing the general guidance of the business of the Company, its wholly owned subsidiary companies and controlled companies, considering safety of people, social progress and respect for the environment;

VII. approving the purpose, strategic guidelines and the strategic plan of the Company submitted by the Executive Committee, in the case of the strategic guidelines and strategic plan, on an annual basis, as well as acting as guardian for execution of the approved strategy and its tie to the Company's purpose;

VIII. approving the Company's annual and multi-annual budgets, submitted to it by the Executive Committee;

IX. monitoring and evaluating the economic and financial performance of the Company, considering Vale's performance in its sustainability initiatives;

X. approving investments and/or divestiture opportunities, executing agreements, contracts and waiving rights submitted by the Executive Committee which exceed the limits established for the Executive Committee as defined by the Board of Directors, with the exception of the provision in item XII, below;

XI. issuing opinions on operations relating to merger, split-off, incorporation in which the Company is a party;

XII. with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in, acquisition of, sale of or removal directly or indirectly from the capital of other companies or organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, in all cases that surpass the limits of authority of the Executive Committee established by the Board of Directors;

XIII. approving the general guidelines for risk management of the Company, as well as periodically reviewing the Company's exposure to risks and the efficacy of the Company's risk management systems, internal controls and integrity and conformity system;

XIV. approving the issuance and the cancellation of simple debentures, not convertible into share and without collateral proposed by the Executive Committee, as well as the issuance and the cancellation of debentures convertible into shares, within the limit of the authorized capital;

XV. calling General Meetings and approving the accounts of the Executive Committee, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

XVI. approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Committee, to the later direction to the appreciation of the Ordinary General Meeting;

XVII. selecting, assessing, removing and setting the scope of work for external auditors of the Company, in each case based on the Audit and Risks Committee's recommendation, and observing applicable legislation;

XVIII. appointing, assessing and removing the persons responsible for the General Corporate Governance Office and the Audit and Compliance Office, who shall report directly to the Board of Directors;

XIX. approving the general principles and the annual audit plan of the Company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;

XX. overseeing the management of the members of the Executive Committee and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the integrity of the Company;

XXI. acting as guardian of the model and practices of corporate governance, including, but not limited to, approval of changes to the corporate governance rules, the process of rendering of accounts and the process of disclosure of information;

XXII. defining the guidelines for the Executive Committee's preparation of the Integrated Reporting, in line with best practices;

XXIII. acting as guardian of the Company's culture, ensuring its ownership with respect to the strategic guidelines, supporting the advancement of modernizing initiatives, when necessary;

XXIV. approving the Code of Conduct of the Company to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies, as well as acting as a guardian of the company's commitments related to human rights

XXV. approving general principles relative to the corporate responsibility of the Company, mainly those related to: sustainability, health, safety, and social responsibility of the Company, proposed by the Executive Committee;

XXVI. establishing authority for the Executive Committee in relation to the purchase of, sale of and placing of liens on fixed and intangible assets, provision of guarantees and for the constitution of encumbrances, as well as approving operations that surpass the limits of authority established for the Executive Committee, pursuant to the provisions set forth in Article 7 of the present By-Laws;

XXVII. approving the contracting of loans and financing that exceed the consolidated debt limitations, as defined in the delegation of authority policy ;

XXVIII. approving general principles to avoid conflicts of interest and for executing transactions with related companies, as well as transactions of such nature that exceed the limits of authority of the Executive Committee established by the Board of Directors. Transactions with related companies must be executed in commutative market conditions, with it being understood that members with potentially conflicting interests must be excluded from participating in any decision-making process;

XXIX. expressing its opinion regarding any matter to be submitted to the General Meeting;

XXX. authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;

XXXI. approving the issue of subscription bonuses, limited to the authorized capital amount

XXXII. approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions;

XXXIII. approving internal rules of the Board of Directors and Advisory Committees;

XXXIV. reviewing and reporting annually who the independent members of the Board are, as well as, with the same frequency, indicating and justifying any new circumstances that may alter their condition of independence;

XXXV. preparing and disclosing a substantiated opinion on any tender offer to purchase the Company's shares, disclosed fifteen (15) days before the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and opportunity of the tender offer with respect to the interest of Vale and all of Vale's shareholders, including with respect to the price and liquidity of the securities owned by them; (b) the strategic plans disclosed by the offeror in relation to the Company; (c) alternatives to accepting the tender offer available in the market; (d) other matters that the Board of Directors deems appropriate, as well as any information required by applicable rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM). The opinion referred to above must include a substantiated opinion in favor of or against acceptance of the tender offer for share purchase, advising that it is each shareholder's responsibility to make a final decision about such acceptance; and,

XXXVI. appointing, as submitted by the Executive Committee, the persons who shall form part of the administrative, advisory and audit bodies of those companies and organizations in which the Company participates, directly or indirectly, with the authority to delegate powers to the Executive Committee for such purpose.

SECTION II - ADVISORY COMMITTEES

Article 15 - The Board of Directors, shall have, on a permanent basis, 5 (five) advisory committees, denominated as follows: Capital Allocation and Projects Committee, Audit and Risks Committee, Appointments and Governance Committee, Personnel and Compensation Committee, and Sustainability Committee.

§ 1 - The Board of Directors, at its discretion, may also establish, for its consulting support, non-permanent committees to fulfill tasks beyond those set forth for the permanent committees as set forth in the head paragraph of this Article.

§ 2 - The members of the committees shall be remunerated as established by the Board of Directors, observing the provisions of **Article 10, §4** above.

Subsection I – Mission

Article 16 - The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions.

Subsection II – Composition

Article 17 - The members of the committees shall have experience and technical skills in relation to matters that are the object of the respective committee's responsibility and shall be subject to the same legal duties and responsibilities as the administrators.

Article 18 - The Board of Directors shall appoint, among its members, the Coordinators and other members of the committees, being respected the provisions of Art. 20 below regarding the appointment of the Audit and Risks Committee members.

Sole Paragraph - The term of management for the members of the committees shall begin upon signing the instrument of investiture, and shall be effective until (i) the end of the unified management term of the members of the Board of Directors, with reappointment permitted, or (ii) their removal by the Board of Directors or resignation, which can occur at any time.

Subsection III – Workings and Responsibilities

Article 19 - Standards relating to the workings and responsibilities of the committees shall be defined by the Board of Directors and the specific Internal Rules of each committee; the provisions of Subsection IV below shall be observed with respect to the Audit and Risks Committee.

§ 1 - The committees established within the Company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval.

§ 2 - Except if required by applicable legislation or regulations, the committees' reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.

Subsection IV – Audit and Risks Committee

Article 20 - The Audit and Risks Committee, the advisory board tied to the Board of Directors, is comprised of at least three (3) members, respecting the following requirements:

I - the members must be independent directors of the Company;

II - at least one (1) member must have recognized experience in corporate accounting matters, under the terms of the applicable regulations and will be given the title of Financial Specialist at the time of his appointment; and

III - the following are not allowed to be members of the Audit and Risks Committee: officers of the Company, officers of its controlled companies, of its controlling shareholder, if there is one, of associated companies or of companies under common control, either directly or indirectly.

§1 - To be considered independent, the member of the Audit and Risks Committee must obey the independence criteria set forth in applicable

regulations and legislation and in the Internal Rules of the Audit and Risks Committee.

§2 - The duties of the Audit and Risks Committee Coordinator shall be defined in its Internal Rules, approved by the Board of Directors.

Article 21 - The Audit and Risks Committee is responsible for, among other matters:

I - providing its opinion and assistance to the Board of Directors in the hiring, compensation and removal of external auditor services and other services that may be provided by the Company's external auditors;

II - evaluating and monitoring the quality and integrity of quarterly information, intermediary statements and financial statements;

III - supervising the work of internal audit, the area of internal controls and the area responsible for preparing the Company's financial statements;

IV - monitoring the quality and integrity of the internal control mechanisms and the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements that were not foreseen in the structure of the usual reports on financial statements;

V - evaluating and monitoring the Company's risk exposure;

VI - evaluating, monitoring and recommending to management the correction or improvement of the Company's internal policies related to its scope of activities, including the policy on related party transactions;

VII - ensuring that the Company has procedures to be used to receive, process and handle accusations, complaints and information about (a) non-compliance with legal and normative provisions applicable to the Company, in addition to internal regulations and codes, (b) accounting issues, (c) internal controls, and (d) audit matters; as well as ensuring specific procedures to protect the whistleblower's identity and the confidentiality of the information;

VIII - supervising and evaluating the work of the external auditors, in order to evaluate their independence, the quality of services provided and the suitability of services provided related to the needs of the Company, and telling the Company's management at any point to retain compensation of the external auditors; and

IX - mediate any disagreements between management and internal and external auditors regarding the Company's financial statements, problems or difficulties found by the auditors during the audit process, and disagreements with management regarding accounting principles and related matters.

Article 22 - For adequate performance of its duties, the Audit and Risks Committee may decide to engage services of lawyers, consultants and analysts, as well as other resources that may be necessary for the performance of its duties, observing the budget proposed by the Audit and Risks Committee and approved by the Board of Directors.

SECTION III - EXECUTIVE COMMITTEE

Subsection I – Composition

Article 23 - The Executive Committee is the statutory body for the executive management and representation of the Company, and its members shall fulfill the duties and have the authorities of the Executive Board, according to Chapter XII of Law 6.404/76. The Executive Committee shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the President and the others Executive Vice Presidents.

§ 1 - The President shall submit to the Board of Directors the names of candidates for the Executive Committee with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.

§ 2 - The members of the Executive Committee shall have their individual duties defined by the Board of Directors.

§ 3 - The management term of the members of the Executive Committee shall be 3 (three) years, and re-election shall be permitted.

Subsection II – Workings

Article 24 - The President and other members of the Executive Committee shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the President and other Executive Vice Presidents shall be as follows:

§ 1 - In the case of an impairment which temporarily impedes the President from performing his respective duties, the Financial Vice President shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of President, provided that the Board of Directors ratifies such replacement. In the case of the President's temporary absence or leave due to extraordinary circumstances, the President shall designate his own substitute, who shall assume all his legal, statutory, and regulatory rights and responsibilities.

§ 2 - In the case of an impairment which temporarily impedes an Executive Vice President from performing his respective duties or in the case of a Vice President's temporary absence or leave due to extraordinary circumstances, such Vice President shall be replaced, in accordance with the President's nomination, by any of the other Vice President, and such nominated Vice President shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Vice President, excluding voting rights at Executive Committee meetings, for the duration of the temporarily impaired or absent Executive Vice President's term.

§ 3 - Should there be a permanent vacancy in the position of Executive Vice President, the President shall select a substitute officer and submit such officer's name to the Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant Executive Vice President.

§ 4 - Should there be a permanent vacancy in the position of the President, the Financial Vice President shall replace the President and shall assume the duties, rights, and responsibilities of both the President and the Financial Vice President, until the Board of Directors holds an election to fill the position of President.

Article 25 - In respect of the limits established for each member of the Executive Committee, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Vice President, shall be taken by himself or in conjunction with the President, in matters or situations pre-established by the latter.

Article 26 - The Executive Committee shall meet on an ordinary basis once every fifteen days and extraordinarily whenever called by the President or his substitute, at the

headquarters or Company office, or by teleconference, videoconference, electronic deliberation, or other means of communication that could ensure effective participation, information security and authenticity of the vote. Meetings shall also be permitted in which members of the Executive Committee may participate by a combination of one or more of the above means.

Sole Paragraph - The President shall convene an extraordinary meeting by virtue of the request of at least 3 (three) members of the Executive Committee.

Article 27 - The meetings of the Executive Committee shall only begin with the presence of the majority of its members.

Article 28 - The President shall chair the Executive Committee meetings in order to prioritize consensual approvals amongst its members.

§ 1 - When there is no consent among members of the Executive Committee, the President may (i) withdraw the issue from the agenda, or (ii) attempt to form a majority, with the use of his casting vote.

§ 2 - Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the Company shall be taken by majority vote, considered to be all members of the Executive Committee, provided that the favorable vote of the President is included therein.

Subsection III – Responsibilities

Article 29 - The Executive Committee shall be responsible for:

I - approving the creation and elimination of Departments subordinated to each member of the Executive Committee;

II - monitor the preparation or revision of Company Corporate Policies, reviewing and issuing recommendations to the Board of Directors regarding such proposals, approving Company Administrative Policies, and executing the approved policies. Notwithstanding, the Executive Committee may also submit to the Board of Directors proposals to edit, create or exclude Corporate Policies;

III - complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors,

protecting the safety of people, social progress and respect for the environment in all places where the Company operates;

IV - preparing and submitting to the Board of Directors, the Company's purpose, strategic guidelines and the strategic plan, in the case of the latter two, on an annual basis, considering socioenvironmental issues and executing the approved strategic plan;

V - preparing and submitting the Company's annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;

VI - planning and steering the Company's operations and reporting the Company's economic and financial performance, as well as Vale's performance in its sustainability initiatives, to the Board of Directors, and producing reports with specific performance indicators;

VII - identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Committee as defined by the Board of Directors, and executing the approved investments and/or divestitures;

VIII - identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the Company is a party, and conducting approved operations;

IX - subject to the provisions in items **XI** and **XXVIII** of Art. 14 of these Bylaws, to deliberate about the incorporation of companies or their transformation into another type of company, participation, disposal or withdrawal, direct or indirectly, in the capital of other companies or organizations, through the exercise of the right of withdrawal, the exercise or waiver of preemptive rights in the subscription and acquisition, direct or indirectly, of equity interests, or any other form of participation or withdrawal permitted by law, all within the limits established by the Board of Directors;

X - approving the contracting of loans and financing within the consolidated debt limitations established by the Board of Directors;

XI - submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and with no security interest;

XII - defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of Company dividends and, when necessary, the capital budget;

XIII - preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;

XIV - prepare the Company's Integrated Report, in line with the guidelines established by the Board of Directors;

XV - submitting to the Board of Directors the general principles relative to corporate responsibility, such as sustainability, health, safety and social responsibility of the Company;

XVI - to deliberate on the acquisition, alienation of fixed and intangible assets, and the rendering and contracting of guarantees in general, including the encumbrance of fixed and intangible assets and investments and the constitution of security interests, in an amount equal or less than the amount established by the Board of Directors, in compliance with the provisions of **Art. 7** of these Bylaws;

XVII - authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the Company, and the waiving of rights and execution of transactions of any kind, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards of the Executive Committee established by the Board of Directors;

XVIII - authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;

XIX - establishing, based on the limits of authority fixed for the Board of Directors for the Executive Committee, the individual limits of authority of the members of the Executive Committee and throughout the entire hierarchy of whole of the Company's organization;

XX - to deliberate on transactions with related companies within the limits of authority set by the Board of Directors, with due regard for the provisions in item **XXVIII** of **Art. 14**;

XXI - to establish the voting guidelines to be followed by its representatives at the General Meetings, or their equivalents at the companies and organizations in which the Company participates, directly or indirectly, respecting the criteria and limits established in the Company's policies and internal rules, with the option to delegate;

XXII – to recommend for deliberation by the Board of Directors, persons who shall form part of the administrative, consultant and audit bodies of those companies and organizations in which the Company participates directly or indirectly, as well as to deliberate on the appointments delegated by the Board of Directors;

XXIII – to deliberate on any matters that are not of the exclusive competence of the General Meeting and the Board of Directors, pursuant to these Bylaws and the legislation in force.

Article 30 - The responsibilities of the President are to:

I - take the chair at meetings of the Executive Committee;

II - exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Vice Presidents, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;

III - coordinate and supervise the activities of the business areas and units that are directly subordinated to him;

IV - select and submit to the Board of Directors the names of candidates for Executive Vice President posts to be elected by the Board of Directors, and also to propose the respective removal;

V - coordinate the decision-making process of the Executive Committee, as provided for in **Article 28** of **Subsection II – Workings**;

VI - nominate, whom among the members of the Executive Committee shall substitute an Executive Vice President in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article 24 of Subsection II – Workings;

VII - keep the Board of Directors informed about the activities of the Company;

VIII - together with the Executive Vice Presidents, prepare the annual report and draw up the balance sheet.

Article 31 - The Executive Vice Presidents are to:

I - organize the services for which they are responsible;

II - participate in Executive Committee meetings, contributing to the definition of the policies to be followed by the Company and reporting on matters of the respective areas of supervision and coordination;

III - comply with and ensure compliance with the policy and general guidance of the Company's business laid down by the Board of Directors, each Executive Vice President being responsible for his business units and specific area of activities;

IV - contract the services described in **Article 22**, in compliance with determinations of the Audit and Risks Committee.

Article 32 - The Company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Committee, or by 2 (two) proxies established in accordance with **§ 1** of this Article, or by 1 (one) proxy jointly with one member of the Executive Committee.

§ 1 - Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney.

§ 2 - The Company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney "ad judicia" or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Committee.

§ 3 - In the case of commitments assumed abroad, the Company may be represented by a single member of the Executive Committee, or by an attorney in-fact with specific and limited powers according to the present By-Laws.

§ 4 - Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Vice President responsible for Investor Relations, or by proxy as established in **§ 1** of this Article.

CHAPTER V - FISCAL COUNCIL

Article 33 - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) principal members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.

Sole Paragraph – The investiture of the members of the Fiscal Council shall be conditional on the prior signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in **Article 53**, as well as to meeting the applicable legal requirements.

Article 34 - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted.

Article 35 - In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates.

Article 36 – The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members.

Sole Paragraph - The members of the Fiscal Council shall provide, their analysis of the management report and the financial statements, in a timely manner so as to allow the Company to comply with the annual calendar of corporate events disclosed to the market.

CHAPTER VI - COMPANY PERSONNEL

Article 37 - The Company shall maintain a social security plan for its employees administered by a foundation established for this purpose, in compliance with the provisions of prevailing legislation.

CHAPTER VII - FISCAL YEAR AND DISTRIBUTION OF PROFITS

Article 38 - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.

Article 39 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.

Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders' equity in accordance with the prescriptions of Article 9, § 7 of Law No. 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the special-class preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the Company.

Article 40 - The proposal for distribution of profit shall include the following reserves:

I. Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force;

II. Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the Company's purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the Company's share capital.

Article 41 - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.

Article 42 - At the proposal of the Executive Committee, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders' equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.

Article 43 - The dividends and interest on stockholders' equity mentioned in the **Sole Paragraph** of **Article 39** shall be paid at the times and at the places specified by the Executive Committee, those not claimed within 3 (three) years after the date of payment reverting in favor of the Company.

CHAPTER VIII — SALE OF CONTROL AND EXIT FROM THE NOVO MERCADO

Article 44 - The direct or indirect sale of control of the Company, whether through a single transaction or through a series of transactions, shall be undertaken pursuant to the condition that the purchaser of control undertakes to conduct a tender offer to purchase common shares, the object of which is shares issued by the Company and owned by the other common shareholders of the Company, in compliance with the terms and conditions provided for under applicable law, regulations in effect and the Novo Mercado Listing Rules, so as to ensure them equal treatment as that given to the selling controlling shareholder.

Article 45 - For the purposes of these By-Laws, the following capitalized terms will have the following meanings:

"Group of Shareholders" means a group of persons tied together by a voting agreement with any person (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), or which represents the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company. Among the examples of a person representing the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company, is any person (i) who is directly or indirectly controlled or managed by such shareholder, (ii) who controls or manages, in any way, the shareholder, (iii) who is directly or indirectly controlled or managed by any person who directly or indirectly controls or manages such shareholder, (iv) in which the controller of such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, (v) in which such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, or (vi) who directly or indirectly holds an equity interest equal to or higher than thirty percent (30%) of the shareholder's capital stock.

"Economic Value" means the value of the Company and of its shares as may be determined by a valuation firm using recognized methodology or based on other criteria as may be defined by the CVM.

Article 46 - Any person, shareholder or Group of Shareholders who acquires or becomes, or has become, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of the Company's total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the Company (*oferta pública para aquisição,* or "OPA"), in compliance with applicable CVM and B3 regulations and the terms of this Article.

§ 1 - The OPA shall be (i) addressed equally to all shareholders holding common shares issued by the Company, (ii) made in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of § 2 below, and (iv) paid in cash in Brazilian currency for the acquisition of the Company's common shares issued in the OPA.

§ 2 - The minimum purchase price in the OPA of each common share issued by the Company shall be equal to the greater of:

(i) the Economic Value determined in an appraisal report;

(ii) 120% of the weighted average unit price of the common shares issued by the company during the period of 60 (sixty) trading sessions prior to the OPA; and

(iii) 120% of the highest price paid by the purchasing shareholder during the 12 (twelve) months before the purchasing shareholder attained a significant equity interest.

§ 3 - The OPA referred to in the head paragraph of this Article shall not exclude the possibility of another shareholder of the Company or, as the case may be, the Company itself, formulating a competing OPA, pursuant to the applicable regulations.

§ 4 - The person, shareholder or Group of Shareholders shall be required to comply with any standard requests or requirements of the CVM and B3 related to the OPA, within the deadlines set forth in the applicable regulation.

§ 5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the Company in an amount equal to or greater than 25% (twenty-five percent) of the total common shares issued by the Company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twenty-five percent) of the total common shares issued by the Company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this **Article 46**.

§ 6 - The obligations set forth in Article 254-A of Law No. 6,404/76 and in **Article 44** hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this Article.

§ 7 - The provisions of this **Article 46** are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale's shares, made in a single primary issuance approved at a General Meeting of the Company convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the Company prepared by an expert institution or firm with proven experience in the appraisal of publicly held companies.

§ 8 - Involuntary increases of equity interest resulting from the retirement of treasury stock, repurchase of shares or reduction of the Company's capital stock through the retirement of treasury stock shall not be included in the calculation of the percentage set forth in the head paragraph of this article.

§ 9 - If the CVM regulation applicable to the OPA set forth in this article provides for the adoption of a criterion for determining the OPA acquisition price of each share issued by the Company that results in an acquisition price higher than the acquisition price established under § 2 above, the acquisition price in the OPA set forth in this article shall be that determined pursuant to the terms of the CVM regulation.

Article 47 - In the event that any person, shareholder or Group of Shareholders fails to comply with the obligation of making a tender offer in accordance with the rules, proceedings and provisions set forth in this Chapter (the "Defaulting Shareholder"), including with respect to compliance with the deadlines for making and requesting registration of such offering, or compliance with potential requests by CVM:

(i) the Board of Directors of the Company shall convene an Extraordinary Shareholders' Meeting, in which the Defaulting Shareholder shall not be entitled to vote, to decide upon the suspension of the exercise of the rights of the Defaulting Shareholder, in accordance with Article 120 of Law No. 6,404/76; and

(ii) in addition to the obligation of making a tender offer under the terms set forth herein, the Defaulting Shareholder shall be required to cause the acquisition price of each of the Company's common shares in such tender offer to be fifteen percent (15%) higher than the minimum acquisition price determined for such tender offer.

Article 48 - The Company shall not register any transfer of common shares to the purchaser or to any person(s) who acquire(s) control until such person(s) have complied with the provisions set forth in these By-Laws, subject to the provisions of **Article 46**.

Article 49 - No shareholders' agreement that provides for the exercise of control may be filed at the Company's headquarters unless the signatories thereof have complied with the provisions set forth in these By-Laws, subject to the provisions of **Article 46**.

Article 50 - Cases not expressly addressed in these By-Laws shall be resolved by the General Meeting and in accordance with Law No. 6,404/76, respecting the Novo Mercado Listing Rules.

Article 51 - Vale's exit from the Novo Mercado, whether by voluntary act, mandatory act or due to corporate reorganization, shall observe the rules in the Novo Mercado Listing Rules.

Article 52 - Without prejudice to the provisions of the Novo Mercado Listing Rules, the voluntary exit from the Novo Mercado shall be preceded by a tender offer that observes the procedures set forth in regulations of the CVM for tender offers for cancellation of registration as a publicly-held company and the following requirements:

(i) The offering price must be fair, and the request for a new appraisal of the Company shall be possible, as set forth in Law No. 6,404/76;

(ii) Shareholders owning more than 1/3 (one third) of the shares in circulation shall accept the tender offer or expressly agree with the exit from the segment without selling shares.

§ 1 - For the purposes of this **Article 52**, shares in circulation shall be considered to be only those shares whose owners expressly agree with the exit from the Novo Mercado or enable the auction of the tender offer, as set forth in the regulations of the CVM applicable to tender offers of publicly-held companies to cancel their registration.

§ 2 - The voluntary exit from the Novo Mercado may occur independently of holding the tender offer mentioned in this article, in the case waiver is approved by the General Meeting, under the Novo Mercado Listing Rules.

CHAPTER IX — ARBITRATION

Article 53 - The Company, its shareholders, administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (*Câmara de Arbitragem do Mercado*), under its regulations, any and all disputes or controversies that may arise between or among them, related to or resulting from their condition as issuer, shareholders, administrators and members of the Fiscal Council, in particular, arising from the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,385/76, Law No. 6,404/76, these By-Laws and the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of capital markets in general, in addition to those in the Novo Mercado Listing Rules, other regulations of B3 and Participation Agreement Rules of the Novo Mercado.

CHAPTER X - PROHIBITION OF CONTRIBUTIONS TO POLITICAL MOVEMENTS

Article 54 - Vale and its controlled companies in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized as parties, and to their representatives or candidates.